UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/ Recommendation Statement
Pursuant to Section 14(d)(4)of the
Securities Exchange Act of 1934

AMERICAN MANAGEMENT SYSTEMS, INCORPORATED

(Name of Subject Company)

AMERICAN MANAGEMENT SYSTEMS, INCORPORATED

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per Share

(Title of Class of Securities)

027352103

(CUSIP Number of Class of Securities)

David R. Fontaine, Esq.

Executive Vice President, General Counsel and Secretary
American Management Systems, Incorporated
4050 Legato Road
Fairfax, Virginia 22033
(703) 267-8000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies To:

Kevin J. Lavin, Esq.

Arnold & Porter LLP
1600 Tysons Blvd., Suite 900
McLean, Virginia 22102
(703) 720-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.     SUBJECT COMPANY INFORMATION

      (a) Name and Address.

      The name of the subject company is American Management Systems, Incorporated, a Delaware corporation (“AMS”). The address of the principal executive offices of AMS is 4050 Legato Road, Fairfax, Virginia 22033. The telephone number of AMS at its principal executive offices is (703) 267-8000.

      (b) Securities.

      The title of the class of equity securities to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this “Statement”) relates is the common stock, par value $0.01 per share, of AMS (the “Common Stock”). As of March 12, 2004, there were 42,717,378 shares of Common Stock outstanding.

ITEM 2.     IDENTITY AND BACKGROUND OF FILING PERSON

      (a) Name and Address of Person Filing this Statement.

      The filing person is the subject company. AMS’s name, business address and business telephone number are set forth in Item 1 above.

      (b) Tender Offer of the Purchaser.

      This Statement relates to the cash tender offer by CGI Virginia Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of CGI Group Inc., a corporation organized under the laws of the province of Québec (“Parent” or “CGI Group”), to purchase all of the issued and outstanding shares of Common Stock at a purchase price of $19.40 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 18, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any exhibits, amendments or supplements thereto, collectively constitute the “Offer”, copies of which are filed as Exhibits (a)(1) and (a)(2) hereto). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, “Schedule TO”), filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on March 18, 2004. Any description of the Offer contained herein is qualified in its entirety by reference to the Schedule TO and the exhibits thereto.

      The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 10, 2004, by and among Parent, Purchaser and AMS (as such agreement may from time to time be amended or supplemented, the “Merger Agreement”). Following the completion of the Offer and the satisfaction or waiver of certain conditions (including any stockholder vote required by law), Purchaser will merge with and into AMS (the “Merger”), and AMS will be the surviving corporation in the Merger (the “Surviving Corporation”). In the Merger, each outstanding share of Common Stock (other than shares of Common Stock owned by (a) AMS, Purchaser and Parent, and (b) stockholders who are entitled to demand and have properly demanded their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive in cash the highest price per share of Common Stock paid pursuant to the Offer, without interest. The Merger Agreement is summarized in Section 11 of the Offer to Purchase.

      The Schedule TO states that the principal executive offices of Parent and Purchaser are located at 1130 Sherbrooke Street West, 5th floor, Montreal, Québec, Canada H3A 2M8 and the telephone number at such principal executive offices is (514) 841-3200.

ITEM 3.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

      Certain contracts, agreements, arrangements or understandings between AMS or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement pursuant to Rule 14f-1 (the “Information Statement”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), attached as Annex B hereto and incorporated herein by reference. Except as described in this Statement or incorporated herein by reference, to the knowledge of AMS, as of the date of this Statement, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between AMS or its affiliates and either (a) AMS’s executive officers, directors or affiliates or (b) Parent, Purchaser or their respective executive officers, directors or affiliates.

      (a) EFFECTS OF THE OFFER AND THE MERGER ON CERTAIN AMS BENEFIT PLANS AND AGREEMENTS BETWEEN AMS AND ITS OFFICERS AND DIRECTORS.

           Company Stock Options and Stock Option Plans. Under the Merger Agreement, AMS has agreed to use commercially reasonable efforts to (a) cause each outstanding option to purchase Common Stock (whether vested or unvested and including any held by current or former employees of AMS) to be cancelled immediately prior to the effective time of the Merger in exchange for a cash payment by the Surviving Corporation as soon as practicable following the effective time of the Merger of an amount equal to (i) the number of shares of Common Stock for which such option shall not previously have been exercised multiplied by (ii) the excess, if any, of the Offer Price per share of Common Stock over the exercise price per share of Common Stock subject to such option, less applicable withholding tax, and (b) obtain a release or other documentation from the holder of such option evidencing the cancellation of such option. AMS has further agreed to use commercially reasonable efforts for the participants in any of AMS’s stock incentive plans (including any current or former employees of AMS) not to have any rights under such plans to acquire any equity securities of AMS, the Surviving Corporation, Parent or any of their respective subsidiaries following the effective time of the Merger.

           Restricted Stock Awards and Deferred Stock Units. The Merger Agreement requires AMS to use commercially reasonable efforts to cause (a) any deferred stock units granted under AMS’s stock option plans or any other agreement between AMS and a current or former employee of AMS that is outstanding, whether vested or unvested immediately prior to the Effective Time, to be cancelled as of such time and (b) the restrictions on each share of restricted stock granted under AMS’s stock option plans or any agreement between AMS and a current or former employee of AMS that is outstanding, whether vested or unvested immediately prior to the Effective Time to expire as of the Effective Time pursuant to the Offer. Holders of such deferred stock units or restricted stock will be entitled to receive an amount equal to the product of (i) the number of deferred stock units or shares of restricted stock, and (ii) the highest price per share of Common Stock paid pursuant to the Offer, without interest.

           Corporation Employee Stock Purchase Plan. The Merger Agreement provides that the AMS Stockbuilder Plan, which serves as AMS’s employee stock purchase plan, will terminate no later than the date of expiration of the Offer. AMS has agreed to issue no more than 70,000 shares of Common Stock under the Stockbuilder Plan during the period beginning on the date of the Merger Agreement and ending on the date of expiration of the Offer.

           Employment Agreements and Change of Control Agreements. AMS is party to employment agreements and/or change of control agreements with the following executive officers: Alfred T. Mockett, David R. Fontaine, Garry Griffiths, Walter A. Howell and Donna S. Morea. These agreements are described in greater detail in the Information Statement attached as Annex B hereto. James C. Reagan, Jennifer Felix, Ronald Schillereff and Charlene Wheeless also have employment agreements with AMS. These agreements provide for annual base salaries of $275,000, $160,000, $300,000, and $200,000, respectively, as well as severance payments of 200% of each of their respective annual base salaries in the event of actual or constructive termination following a change of control in the case of Messrs. Reagan and Schillereff and Ms. Wheeless, and 100% of base salary in the case of Ms. Felix. The employment agreements and the form of change of control agreement are filed as Exhibits (e)(17) — (e)(25) hereto and are incorporated herein by reference.

          (b) EFFECT OF THE OFFER AND MERGER ON THE BOARD OF DIRECTORS AND OFFICERS OF AMS.

           Indemnification. The Merger Agreement provides that from and after the Effective Time, Parent will, and will cause the Surviving Corporation to, fulfill and honor all of AMS’s obligations pursuant to any indemnification agreements between AMS and its directors and officers immediately prior to the Effective Time. In addition, for a period of six years after the Effective Time, the Surviving Corporation is required to retain in its certificate of incorporation and bylaws provisions providing for indemnification of officers and directors no less favorable to the directors and officers of AMS than are included in AMS’s certificate of incorporation and bylaws. The Merger Agreement also requires Parent and the Surviving Corporation to indemnify and hold harmless each director or officer of AMS against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees, incurred in connection with any claim, action, suit, proceeding or investigation arising out of the fact that such persons are or were officers or directors of AMS or pertaining to matters existing or occurring prior to the Effective Time, to the fullest extent permitted by applicable law.

           Directors and Officers Insurance. Pursuant to the Merger Agreement, for a period of six years after the Effective Time, Parent must cause to be maintained in effect the current policies of directors and officers liability insurance maintained by AMS on terms comparable to those applicable to the current directors and officers of AMS; provided that Parent is not obligated to make annual premium payments for such insurance to the extent the amount of such premiums exceeds 200% of the annual premium currently paid by AMS.

          (c) AGREEMENTS WITH PARENT AND PURCHASER

      THE MERGER AGREEMENT. The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Introduction and Sections 11 and 13 of the Offer to Purchase, which is being mailed to AMS’s stockholders together with this Statement, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

      THE ASSET PURCHASE AGREEMENT. In connection with the Merger Agreement, AMS has entered into an Asset Purchase Agreement (“Purchase Agreement”) with CACI International Inc, a Delaware corporation (“CACI International”), CACI, INC. — FEDERAL, a Delaware corporation and wholly-owned subsidiary of CACI International (“Federal”), Dagger Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Federal (“Acquisition Sub”) (CACI International, Federal and Acquisition Sub are collectively referred to herein as “CACI”) and Parent. The Purchase Agreement provides for the acquisition by Acquisition Sub of certain assets and the assignment to Acquisition Sub of certain liabilities associated with AMS’s Defense and Intelligence Group (“DIG”) immediately upon the satisfaction of the conditions to the Tender Offer and Parent having taken up and become unconditionally obligated to pay for the shares of AMS’s common stock tendered to Parent in the Tender Offer (such transaction is referred to herein as the “DIG Purchase”). The aggregate purchase price for the DIG Purchase is $415 million, subject to adjustment following the closing pursuant to the Purchase Agreement. AMS has agreed to loan the gross proceeds from the DIG Purchase paid pursuant to the Purchase Agreement to Parent for use in paying for the shares of Common Stock tendered in the Offer and upon consummation of Merger.

      The summary of the Purchase Agreement contained in the Introduction and Section 11 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Purchase Agreement, which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

      THE STOCKHOLDER TENDER AND VOTING AGREEMENTS. The summary of the Stockholder Tender and Voting Agreements contained in the Introduction and Section 11 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Stockholder Tender and Voting Agreements that have been filed as Exhibits (e)(3) — (e)(13) hereto and are incorporated herein by reference.

      THE NON-DISCLOSURE AGREEMENTS. On October 3, 2003, AMS and Parent entered into a non-disclosure agreement, in connection with their mutual consideration of a possible transaction between AMS and Parent. On January 7, 2004, AMS and CACI International entered into a non-disclosure agreement on substantially similar terms in connection with their mutual consideration of the sale of the Defense and Intelligence Group to CACI. The summary of these non-disclosure agreements contained in Section 11 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Non-Disclosure Agreements, which have been filed as Exhibits (e)(14) and (e)(15) hereto and are incorporated herein by reference.

      MATERIAL CONDITIONS OF THE OFFER. Consummation of the Offer is subject to certain conditions including, without limitation:

-	at least a majority of the outstanding fully-diluted shares of Common Stock (as defined in the Introduction of the Offer to Purchase) as set forth in the Offer being tendered to Purchaser;

-	consummation of the DIG Purchase pursuant to the Asset Purchase Agreement and the loan of the proceeds of such sale from AMS to CGI Group as contemplated in the Merger Agreement;

-	any applicable waiting period applicable to the Merger or the DIG Purchase under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 (the “HSR Act”) and the Act Against Restraints of Competition of Germany shall have expired or been terminated; and

-	the period of time for any applicable review process by the Committee on Foreign Investment in the United States (“CFIUS”) under the Exon-Florio Amendment to Section 721 of the Defense Production Act of 1950 (“Exon-Florio”) having expired and CFIUS not having made any recommendation to the President of the United States to block or prevent the consummation of the Offer or the Merger; and

-	the other conditions of the Offer having been satisfied, waived or withdrawn.

      The conditions to the Offer are summarized in Section 13 of the Offer to Purchase.

ITEM 4.     THE SOLICITATION OR RECOMMENDATION

      (a) RECOMMENDATION OF THE BOARD. At a meeting held on March 8, 2004 and adjourned to March 10, 2004, the Board of Directors, by a unanimous vote of all of AMS’s directors, (a) determined that the terms of the Merger Agreement, the Offer and the Merger were procedurally and substantively fair to and in the best interests of the stockholders of AMS, (b) approved and adopted the Merger Agreement and approved and adopted the transactions contemplated thereby, including the Offer and the Merger for purposes of Section 203 of the DGCL, (c) approved the Stockholder Tender and Voting Agreements, (d) recommended that the stockholders of AMS accept the Offer, tender their shares to the Purchaser thereunder and, if required by law, approve and adopt the Merger Agreement and the Merger and (e) approved and adopted the Purchase Agreement and approved and adopted the transactions contemplated thereby. The Board of Directors’ determination on March 8, 2004, however, was subject to its final review of the transaction and the receipt of an opinion as to fairness, from a financial point of view, of the consideration to be received by the holders of Common Stock in the Offer and the Merger, from Goldman, Sachs & Co. (“Goldman Sachs”), AMS’s financial advisor. The meeting on March 8, 2004 was adjourned until the afternoon of March 10, 2004, where Mr. Mockett updated the Board of Directors as to the outcome of the negotiations since the March 8, 2004 meeting and Goldman Sachs delivered its oral opinion, subsequently confirmed by a written opinion dated March 10, 2004, that as of the date of such opinion and based upon and subject to the factors and assumptions described in such opinion, the $19.40 per share to be received by holders of Common Stock in the Offer and the Merger was fair to holders of the Common Stock from a financial point of view. The board of directors was also informed by management and Arnold & Porter LLP that no material changes to the terms and conditions of the contemplated transactions has occurred since the board of directors meeting on March 8, 2004. At the meeting, the Board of Directors also, among other things, (a) approved certain actions to be taken by certain affiliates of AMS in connection with the Offer under Rule 16b-3 promulgated under the

Exchange Act and (b) approved an amendment to the Rights Agreement dated as of July 31, 1998 between AMS and Mellon Investor Services, L.L.C. (the “Rights Agreement”) to prevent any preferred share purchase rights provided under the Rights Agreement from becoming exercisable and to provide that such rights would terminate upon consummation of the Offer.

          THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR COMMON STOCK TO THE PURCHASER.

      A letter to AMS’s stockholders communicating the recommendation of the Board of Directors is filed herewith as Exhibit (a)(2)(A) and is incorporated herein by reference.

          (b) REASONS FOR THE RECOMMENDATION

           (i) Background Of The Offer; Contacts With The Purchaser.

           The following information was prepared by CGI Group and AMS. Information about CGI Group was provided by CGI Group and AMS takes no responsibility for the accuracy or completeness of any information regarding meetings or discussions in which AMS or its representatives did not participate.

Background of the Offer

           CGI Group continually reviews its position in the IT services industry and outsourcing markets in which it competes to examine potential strategic business acquisitions consistent with its corporate strategies.

           From time to time, AMS’s management has explored and assessed, and discussed with its board of directors, strategic alternatives to build scale in AMS’s business and increase operating efficiencies. AMS’s management and board believe increased scale and efficiencies to be imperative in light of increasing competition, continuing consolidation and other developments in AMS’s industry. The alternatives considered over time included strategies to grow AMS through targeted acquisitions of other companies within the business and information technology consulting and outsourcing industry. These strategic discussions also included the possibility of business combinations involving AMS and other entities or divestitures of lines of AMS’s business (including possible transactions with CGI Group).

           During the first half of 2003, Alfred T. Mockett, Chairman and Chief Executive Officer of AMS, and Serge Godin, Chairman and Chief Executive Officer of CGI Group, began earnest discussions about a potential business combination transaction.

           In August, 2003, representatives of a U.S. financial group contacted CGI Group to gauge its interest in considering a business combination with AMS.

           In September 2003, CGI Group began discussions with both National Bank Financial Inc. (“NBF”) and Credit Suisse First Boston, to assist CGI Group’s management and board of directors in examining a potential business combination with AMS. CGI Group subsequently retained NBF and Credit Suisse First Boston to act as its financial advisors based on those firms’ specialized experience in the IT services and outsourcing industries and their experience in transactions of the type contemplated by CGI Group, as well as their ability to raise any financing that may be required.

           In the middle of September, 2003, Messrs. Mockett and Godin began discussing the specific parameters of a merger of AMS with a wholly-owned subsidiary of CGI Group in an all cash transaction. On October 3, 2003, CGI Group and AMS entered into the non-disclosure agreement, and AMS began providing non-public information to CGI Group. Because CGI Group is Canada-based, CGI Group sought to transfer ownership and control of AMS’s Defense and Intelligence Group, which holds certain contracts with the Department of Defense and certain agencies of the U.S. Government responsible for national security where foreign ownership could create an obstacle to maintaining or growing the business. In mid-October, 2003, Messrs. Mockett and Godin discussed the possibility of a tender offer followed by a merger premised on the divestiture of the defense and intelligence business to a pre-arranged financial buyer.

           During the fall of 2003, AMS had also commenced negotiations with another party concerning the purchase of AMS’s financial services business.

           On October 23, 2003, CGI Group, the proposed financial buyer and their respective advisors commenced intensive due diligence at Arnold & Porter LLP’s offices in Washington, D.C., and AMS and CGI Group entered into an exclusivity agreement, that was to expire on November 11, 2003. The exclusivity agreement permitted AMS to continue negotiations with a prospective buyer interested in AMS’s financial services business, but required AMS to provide CGI Group three days’ prior notice of an intention to proceed with a sale of that business to the prospective buyer.

           On October 23, 2003, Mr. Mockett and AMS’s financial advisor updated AMS’s board of directors on the status of the potential transaction with CGI Group and the board of directors discussed a variety of strategic alternatives.

           Discussions between CGI Group and AMS terminated in the beginning of November, 2003 as the parties were unable to agree on price. On November 3, 2003, AMS gave CGI Group notice of an intention to proceed with the sale of AMS’s financial services business. On November 11, 2003, Mr. Mockett delivered a letter to Mr. Godin stating that the exclusivity period had expired and requesting that CGI Group and its representatives, including the financial buyer, destroy and certify to the destruction of all AMS confidential information in their possession.

           In late fall of 2003, discussions with the prospective buyer of the financial services business reached an impasse as a result of, among other things, price and the inability to resolve issues concerning the ownership and division of AMS’s proprietary software and other intellectual property used across its businesses.

           After the termination of discussions, CGI Group continued to look for a U.S. buyer for the Defense and Intelligence Group. On November 13, 2003 Credit Suisse First Boston representatives called Stephen L. Waechter, the Executive Vice President, Chief Financial Officer and Treasurer of CACI to discuss the possibility of CACI’s purchase of an unidentified defense and intelligence business.

           On December 9, 2003, Mr. Godin contacted Mr. Mockett to outline discussions that Credit Suisse First Boston had had with CACI concerning the possible acquisition of this unidentified defense and intelligence business. On December 16, 2003, AMS, CGI Group and CACI International entered into a confidentiality agreement pursuant to which CACI International agreed to be bound by the terms of the non-disclosure agreement with CGI Group, and AMS consented to CGI Group sharing certain non-written materials regarding the DIG business.

           In January 2004, AMS formally retained Goldman Sachs as its financial advisor and management of CGI Group and AMS and their financial and legal advisors engaged in discussions concerning a potential merger transaction conditioned on the sale of the DIG business to CACI. On January 7, 2004, AMS entered into exclusivity agreements with CGI Group and CACI, both of which were to expire on January 29, 2004. Also, on January 7, 2004, AMS and CACI entered into a non-disclosure agreement. On January 24, 2004, management of CGI Group and AMS and their respective financial and legal advisors met at Arnold & Porter LLP’s McLean, Virginia offices to resolve issues concerning the transaction, its structure and the timing of a sale of the Defense and Intelligence Group. On January 25, 2004, Mr. Mockett updated AMS’s board of directors about the status of discussions with CGI Group and CACI. Although the exclusivity period expired on January 29, 2004, the parties continued discussions about a possible transaction and stages of due diligence to be conducted by CACI into early February, 2004.

           Also in early February, Mr. Mockett received an indication of interest in acquiring AMS from another prospective purchaser. AMS and the other potential purchaser entered into a non-disclosure agreement and the prospective purchaser commenced limited due diligence. The prospective purchaser proposed terms that AMS’s management believed were less favorable than the terms proposed by CGI

Group. Ultimately, the potential buyer communicated that it was not interested in proceeding with further negotiations regarding a potential transaction.

           During the second week of February, 2004, the parties’ financial advisors met to discuss the process for negotiations and due diligence by CGI Group and CACI. On February 13, 2004, Messrs. Godin and Mockett agreed to recommence the due diligence process as it related to CACI.

           On February 21, 2004, CACI provided AMS with a draft of the Asset Purchase Agreement for consideration. On February 22, 2004, CGI Group, CACI and AMS entered into a new agreement providing for an exclusivity period extending through March 8, 2004. During this period, CGI Group and CACI conducted due diligence, and the parties negotiated and drafted the Merger Agreement, the Asset Purchase Agreement and other agreements ancillary to the Merger Agreement and the Asset Purchase Agreement. Negotiations continued through March 10, 2004.

           On March 8, 2004, the board of AMS met to discuss the proposed Offer, Merger Agreement and Asset Purchase Agreement. Goldman Sachs discussed the financial elements of the transactions including a comparison of other business combinations similar to the Merger. Arnold & Porter LLP, counsel to AMS, discussed the terms of the definitive agreements governing the transactions with the board of directors as well as the legal and fiduciary standards applicable to the board of directors’ decision to approve the agreements, the Offer, the Merger and the transactions contemplated thereby. AMS’s board of directors unanimously (i) approved the Offer, the Merger, the DIG Purchase, the definitive agreements providing for these transactions and an amendment to AMS’s rights agreement necessary to exempt the Offer and the Merger from resulting in the distribution of preferred share purchase rights to AMS’s stockholders, and (ii) recommended that AMS’s stockholders tender their Shares pursuant to the Offer. The board of directors’ approval, however, was subject to its final review of the transaction, receipt of the fairness opinion of Goldman Sachs and an update of the negotiations to occur on March 10, 2004.

           In the afternoon of March 8, 2004, the CGI Group board of directors held a special meeting with members of CGI Group’s senior management and its legal and financial advisors, and reviewed the results of the due diligence evaluation of AMS and the terms of the proposed transaction. The CGI Group board of directors adjourned prior to taking any action to approve the transaction.

           Negotiations continued through March 9, when CACI’s board of directors met, reviewed the results of due diligence and the status of negotiations with AMS and CGI Group and conditionally approved CACI’s purchase of the defense and intelligence business, and through the morning of March 10, when Messrs. Godin, Mockett and London met in McLean, Virginia to resolve all outstanding issues.

           On March 10, 2004, AMS’s board of directors met telephonically. During the meeting, Mr. Mockett updated the board of directors as to the outcome of the negotiations since the March 8, 2004 meeting and Goldman Sachs delivered its oral opinion, subsequently confirmed by a written opinion dated March 10, 2004, that as of the date of such opinion and based upon and subject to the factors and assumptions described in the opinion, the $19.40 per share in cash to be received by holders of Common Stock in the Offer and the Merger was fair from a financial point of view to those holders. The board of directors was also informed by management and Arnold & Porter LLP that no material changes to the terms and conditions of the contemplated transactions had occurred since the board of directors meeting on March 8, 2004. The board of directors thereupon approved the Offer, the Merger, the Merger Agreement and the Asset Purchase Agreement and made its recommendation that stockholders tender their Shares in the Offer.

           On the afternoon of March 10, 2004, the CGI Group board of directors meeting was reconvened. The board of directors unanimously approved the Merger Agreement, the Asset Purchase Agreement and all related transactions.

           On the afternoon of March 10, 2004, CACI’s board of directors also reconvened and reaffirmed its approval of CACI’s purchase of the Defense and Intelligence Group.

           On the afternoon of March 10, 2004, AMS and CGI Group entered into the Merger Agreement, and AMS, CGI Group, the Purchaser and CACI entered into the Asset Purchase Agreement and related ancillary agreements. On the same afternoon, CGI Group, AMS, and CACI issued press releases announcing the transactions.

           Parent and Purchaser commenced the Offer on March 18, 2004.

                    (ii) Reasons For The Recommendation

      In reaching its recommendations described above in paragraph (a) of this Item 4, the Board considered a number of factors, including the following:

          1.     AMS Operating and Financial Condition.

      The Board considered the current and historical financial condition and results of operations of AMS, as well as the prospects and strategic objectives of AMS, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industries in which AMS’s businesses operate.

          2.     Transaction Financial Terms/ Premium to Market Price.

      The $19.40 Offer represents a premium of approximately 25.4% over the $15.47 closing price of the Common Stock on the Nasdaq stock market on March 9, 2004 (the closing price on the last trading day before the Board’s telephonic meeting at which the Board approved the transactions contemplated by the Merger Agreement), a premium of approximately 25.8% over the average closing price of $15.42 for the one month period ending on March 9, 2004 and a premium of over 24% over the average closing price of $15.63 for the three month period ending on March 9, 2004. The Board concluded that the $19.40 price fairly reflects AMS’s prospects for growth and improved performance. The Board also considered and viewed as desirable that the form of consideration to be paid to holders of Common Stock in the Offer and the Merger would be cash and thus stockholders would not be subject to the market risk that they would otherwise face as a result of continued investment in AMS’s stock. The Board was aware that the consideration received by holders of Common Stock in the Offer and Merger would be taxable to such holders for federal income tax purposes.

          3.     Strategic Alternatives.

      The Board considered the trends in the industry in which AMS operates and the strategic alternatives available to AMS, including the alternative to remain an independent public corporation, the possibility of acquisitions of or mergers with other companies in its industry, as well as the risks and uncertainties associated with such alternatives.

          4.     Goldman Sachs’ Analyses.

      The Board considered presentations from Goldman Sachs that included detailed analyses, as more fully described below.

          5.     Goldman Sachs’ Fairness Opinion.

      The Board considered the opinion of Goldman Sachs rendered to the Board, dated March 10, 2004 that, as of that date and based upon and subject to the factors and assumptions set forth therein, the $19.40 per share in cash to be received by holders of Common Stock pursuant to the Offer and the Merger is fair from a financial point of view to such holders. A copy of the written opinion rendered by Goldman Sachs to the Board, setting forth the procedures followed, the matters considered, the assumptions made and limitations on the review undertaken by Goldman Sachs in arriving at its opinion, is attached hereto as Annex A and incorporated herein by reference. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the transaction contemplated by the Merger Agreement and is directed only to the fairness of the consideration to be received by the holders of Common Stock pursuant to the Offer and the Merger. The opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender any Common Stock pursuant to the Offer or how such stockholder should vote on the proposed Merger or any matter related thereto. The Board was aware that Goldman Sachs would become entitled to certain fees contingent upon consummation of the Offer. See Item 5—Persons/ Assets Retained, Employed, Compensated or Used.

          6.     Timing of Completion.

      The Board considered the anticipated timing for the completion of the transactions contemplated by the Merger Agreement, including the structure of the transactions as a tender offer for all of the Common Stock followed by the Merger. The Board considered that the tender offer could allow stockholders to receive the transaction consideration earlier than they otherwise might in an alternative form of transaction.

          7.     Limited Conditions to Consummation.

      The Board considered that Parent’s obligation to consummate the Offer and the Merger is subject to a limited number of conditions (as set forth in Section 13 of the Offer to Purchase), with no financing condition. The Board also considered the relative likelihood of obtaining required regulatory approvals for this transaction, and the terms of the Merger Agreement regarding the obligations of both companies to pursue such approvals.

          8.     Alternative Transactions.

      On February 23, 2004, AMS engaged in exclusive negotiations with Parent based upon management’s determination that such negotiations would likely lead to a transaction with Parent that would be in the best interests of AMS’s stockholders. The Board considered the risk that Parent would be unwilling to enter into non-exclusive negotiations with AMS. The Board also considered that under the terms of the Merger Agreement, while AMS is prohibited from soliciting acquisition proposals from third parties, AMS may engage in discussions or negotiations with, and may furnish non-public information to, a third party that makes an Acquisition Proposal (as defined in the Merger Agreement) that the Board determines in good faith (after consultation with its outside legal counsel and independent financial advisors) is reasonably likely to result in a Superior Offer (as defined in the Merger Agreement), which is pending at the time AMS determines to take such action and the Board determines in good faith, based upon advice of outside counsel, that such action is required to discharge the Board’s fiduciary duties to AMS’s stockholders under Delaware law. The Board considered that the terms of the Merger Agreement permit AMS, assuming no violation of the non-solicitation provisions of the Merger Agreement, to terminate the Merger Agreement to enter into such a superior transaction involving AMS if AMS pays Parent a $30 million termination fee. Although the Board considered that these provisions of the Merger Agreement could have the effect of deterring third parties who might be interested in exploring an acquisition of AMS, the Board concluded that the effect of these provisions would not preclude a Superior Offer to acquire AMS. In this regard, the Board recognized that Parent insisted upon the provisions of the Merger Agreement relating to termination fees and non-solicitation of acquisition proposals as a condition to entering into the Merger Agreement.

          9.     Potential Conflicts of Interest.

      The Board considered the interests of certain executives of AMS in the Offer and the Merger. See Item 3—Past Contracts, Transactions, Negotiations and Agreements.

The foregoing includes the material factors considered by the Board. In view of its many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors.

                    (iii) Opinion of AMS’s Financial Advisor

      Goldman Sachs rendered its opinion to AMS’s Board of Directors that, as of the date of the written opinion and based upon and subject to the factors and assumptions set forth therein, the $19.40 per share of Common Stock in cash to be received by the holders of shares of Common Stock in the Offer and the Merger is fair from a financial point of view to such holders.

      The full text of the written opinion of Goldman Sachs, dated March 10, 2004, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A hereto and incorporated herein by reference. AMS’s stockholders should read the opinion in its entirety. Goldman Sachs provided its opinion for the information and assistance of AMS’s Board of Directors in connection with its consideration of the transaction contemplated by the Merger Agreement. The Goldman Sachs opinion is not a recommendation as to whether any holder of shares of Common Stock should tender such shares in connection with the Offer or how any holder of shares should vote with respect to the Merger.

      In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	the Purchase Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of AMS for the three fiscal years ended December 31, 2002;

•	draft Annual Report on Form 10-K of AMS for the fiscal year ended December 31, 2003;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of AMS;

•	Annual Reports on Form 40-F of Parent for the three fiscal years ended September 30, 2003;

•	certain periodic reports on Form 6-K of Parent;

•	certain other communications from AMS and Parent to their respective stockholders; and

•	certain internal financial analyses and forecasts for AMS prepared by its management.

      Goldman Sachs also held discussions with members of the senior management of AMS regarding their assessment of the past and current business operations, financial condition and future prospects of AMS. In addition, Goldman Sachs reviewed the reported price and trading activity for the shares of Common Stock, compared certain financial and stock market information for AMS with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the information technology services industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

      Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion described above. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any derivative or off-balance-sheet assets and liabilities) of AMS or any of its subsidiaries. No evaluation or appraisal of the assets or liabilities of AMS or any of its subsidiaries was furnished to Goldman Sachs. The opinion of Goldman Sachs did not address the underlying business decision of AMS to engage in the transaction contemplated by the Merger Agreement.

      The following is a summary of the material financial analyses used by Goldman Sachs in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs. The order of analyses described does not represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 9, 2004 and is not necessarily indicative of current market conditions.

      Transaction Premium Analysis. Goldman Sachs reviewed the historical trading prices and volumes for the shares of Common Stock for the period commencing on March 9, 2001 and ending on March 9, 2003. Goldman Sachs also calculated the implied premium represented by the $19.40 per share of Common Stock purchase price to be received by holders of such shares pursuant to the Merger Agreement based on the following trading prices for the shares of Common Stock:

•	the closing price on March 9, 2004, which was the last trading day before the AMS Board of Directors’ telephonic meeting at which the Board approved the transactions contemplated by the Merger Agreement;

•	the average trading price over the 6-trading day period ending March 9, 2004;

•	the average trading prices over the latest one-month,

•	two-month, three-month, six-month and one-year periods ending March 9, 2004; and

•	the 52-week high and low trading prices.

      The results of Goldman Sachs’ calculations are reflected below:

	Price per
	share of
	Common	Implied
Day/Period	Stock	Premium

March 9, 2004	$15.47	25.4%

6-trading day average	15.68	23.8

1-month average	15.42	25.8

2-month average	15.87	22.2

3-month average	15.63	24.1

6-month average	14.92	30.2

1-year calendar average	14.15	37.1

52-week high	17.11	13.4

52-week low	10.59	83.2

           Goldman Sachs also reviewed, for the six-month and three-year calendar periods ended March 9, 2004, the price return of:

•	the shares of Common Stock;

•	an information technology services composite (consisting of BearingPoint, Inc., CACI International Inc, CGI Group Inc., Computer Sciences Corporation, Electronic Data Systems Corporation, MAXIMUS, Inc., Perot Systems Corporation and SRA International, Inc.); and

•	the NASDAQ index.

      Goldman Sachs observed that over such periods the closing market prices for the Common Stock and the specified indices appreciated or depreciated as set forth below:

Company/Index	Six Months Price Return	Three Year Price Return

AMS	9.9%	(27.4)%

IT Services Index	2.6	19.4

NASDAQ Index	6.5	(4.4)

Source: Factset as of March 9, 2003

      Implied Transaction Multiples. In performing this analysis, Goldman Sachs first derived implied values (in millions of dollars) of the enterprise value in the merger of $795.6. The enterprise value was derived by first calculating the fully-diluted equity consideration as $857.9 by multiplying the $19.40 per share purchase price by the number of fully-diluted shares of Common Stock outstanding as of March 5, 2004, based on information provided by AMS’s management and then subtracting from the fully-diluted equity consideration AMS’s net cash of $62.3 as of December 31, 2003, based on information provided by AMS’s management. Net cash means cash and cash equivalents less total debt.

      Goldman Sachs also calculated the $19.40 per share purchase price to be received by holders of shares of Common Stock pursuant to the Merger Agreement as a multiple of earnings per share and the enterprise value amount as a multiple of the other historical and estimated financial results for AMS as follows:

•	Sales, EBITDA (earnings before interest, taxes, depreciation and amortization) and EPS (earnings per share) for the 12-month period ended December 31, 2003, or the AMS LTM Period; and

•	AMS’s management’s sales, EBITDA and EPS estimates for 2004 and 2005;

•	median sales and EPS estimates for 2004 and 2005 provided by the Institutional Brokerage Estimate System, or IBES, a data service that compiles estimates issued by securities analysts; and

•	EBITDA estimates for 2004 and 2005 are based on February 20, 2004 estimates of Michael Hutchinson of Barrington Research for EBIT plus AMS’s management’s estimates for depreciation and amortization.

      The results of these analyses are as follows:

			Transaction
			Multiple

Management Estimates

Sales	LTM	$962	0.8	x
	2004E	1,101	0.7
	2005E	1,167	0.7

EBITDA	LTM	$78	10.2	x
	2004E	111	7.2
	2005E	134	5.9

EPS	LTM	$0.53	36.6	x
	2004E	0.80	24.3
	2005E	1.14	17.1

			Transaction
			Multiple

Street Estimates

Sales	2004E	$1,016	0.8	x
	2005E	1,073	0.7

EBITDA	2004E	$98	8.1	x
	2005E	112	7.1

EPS	2004E	$0.62	31.3	x
	2005E	0.79	24.6

      Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for AMS to corresponding financial information, ratios and public market multiples for the following selected publicly traded corporations in the information technology services industry:

•	BearingPoint, Inc.

•	CACI International Inc

•	CGI Group Inc.

•	Computer Sciences Corporation

•	Electronic Data Systems Corporation

•	MAXIMUS, Inc.

•	Perot Systems Corporation

•	SRA International, Inc.

      Although none of the selected companies is directly comparable to AMS, the companies included were chosen because they are publicly traded companies with business, end markets and operations that, for purposes of analysis, may be considered similar to certain business, end markets and operations of AMS.

      Goldman Sachs also calculated and compared various financial multiples and ratios of the selected companies based on information it obtained from Securities and Exchange Commission filings and IBES median estimates. The multiples and ratios of AMS were based on IBES median estimates and information from Securities and Exchange Commission filings. The multiples and ratios of AMS and of the selected companies were calculated using closing prices on March 9, 2004. With respect to AMS and the selected companies, Goldman Sachs calculated:

•	the equity market capitalization based on a fully diluted number of shares of Common Stock outstanding;

•	the enterprise value;

•	the enterprise value as a multiple of estimated 2004 revenue; and

•	the enterprise value as a multiple of latest twelve-months EBITDA.

      The equity market capitalizations for AMS and the selected companies utilized by Goldman Sachs were calculated by multiplying each company’s closing stock price as of March 9, 2004 by the number of that company’s fully diluted shares outstanding. The equity capitalization for AMS was also calculated based on the $19.40 per share price to be received by AMS’s stockholders in Offer and the Merger. Each company’s enterprise value was calculated by adding to its equity market capitalization as of March 9, 2004 the amount of its net debt as of the end of its most recently completed fiscal quarter. Historical financial results utilized by Goldman Sachs for purposes of this analysis were based upon information contained in the applicable company’s latest publicly available financial statements prior to March 9, 2004.

Estimates of future results used by Goldman Sachs in this analysis were calendarized and based on median estimates provided by IBES. Certain historical and estimated results were adjusted to exclude the effect of certain non-recurring events in revenue and EBITDA numbers utilized by Goldman Sachs.

      The results of these analyses are summarized as follows. For the selected companies, LTM refers to the latest twelve-month period available from the most recently publicly available information.

				Enterprise Value
				Multiples
	Closing	Equity
	Price	Market	Enterprise	2004E		LTM
Company	03/09/04	Cap	Value	Revenue		EBITDA

		(millions)	(millions)

AMS at Market Price	$15.47	$660	$598	0.6	x	7.8	x

AMS at $19.40	19.40	858	796	0.8		10.2

BearingPoint, Inc.	10.35	2,028	2,210	0.7		8.8

CACI International Inc	42.78	1,306	1,268	1.1		13.0

CGI Group Inc.	6.24	2,527	2,631	1.1		7.3

Computer Sciences Corporation	42.10	7,987	10,289	0.7		5.5

Electronic Data Systems Corporation	19.18	9,215	13,158	0.6		4.8

MAXIMUS, Inc.	35.31	793	657	1.0		9.4

Perot Systems Corporation	13.92	1,680	1,487	0.9		13.1

SRA International, Inc.	37.84	1,081	892	1.4		14.6

      Goldman Sachs also calculated and compared:

•	the ratio of the price per share to the calendarized estimated 2004 earnings per share;

•	the ratio of the price per share to the calendarized estimated 2005 earnings per share;

•	the percentage revenue growth rate from calendar year 2002 to calendar year 2003; and

•	the EBITDA margin for calendar year 2003.

      The following table presents the results of this analysis:

	Calendarized
	P/E Multiple				2002/2003
					Revenue Growth	Calendarized 2003
Company	2004E		2005E		Rate	EDITDA Margin

AMS at Market Price	25.0	x	19.6	x	(3)%	8%

AMS at $19.40	31.3		24.6		-	-

BearingPoint, Inc.	27.6		18.5		14	8

CACI International Inc	20.4		18.2		24	10

CGI Group Inc.	15.3		13.5		54	17

Computer Sciences Corporation	13.8		12.2		23	13

Electronic Data Systems Corporation	36.9		17.3		0	14

MAXIMUS, Inc.	18.2		15.5		8	12

Perot Systems Corporation	21.4		18.3		11	8

SRA International, Inc.	25.7		21.6		27	12

      Present Value of Future Stock Price Analysis. Goldman Sachs performed analyses that calculated implied present values of hypothetical future stock prices of the shares of Common Stock on a stand-alone basis as compared to the $19.40 per share to be received in the Offer and the Merger. Goldman Sachs calculated hypothetical current share price and a present value of hypothetical future share prices in 2004 and 2005 by multiplying AMS’s management’s estimated 2004, 2005 and 2006 earnings per share, respectively, by various assumed one-year forward price to earnings multiples. The 2004 and 2005 hypothetical share prices were then discounted back to March 31, 2004 using an assumed discount rate of 13%. Additionally, Goldman Sachs calculated hypothetical current and 2004 share prices by applying the same methodology to IBES’ earnings per share estimates for 2004 and 2005, respectively. The 2004 hypothetical share price was also discounted back to March 31, 2004 using the same assumed discount rate of 13%. Based on forward price to earnings multiples ranging from 15x-20x, the stand-alone implied present values of the shares of Common Stock as of March 31, 2004 calculated based on this analysis yielded the following results:

      Using AMS’s management’s earnings per share estimates:

Implied Present
Values of
Hypothetical Future
Time Period	Stock Prices

Current	$12.00 - $16.00

2004	15.53 - 20.71

2005	14.58 - 19.44

      Using IBES’ earnings per share estimates:

Implied Present
Values of
Hypothetical Future
Time Period	Stock Prices

Current	$9.30 - $12.40

2004	10.81 - 14.42

      Discounted Cash Flow Analysis. Goldman Sachs performed a discounted cash flow analysis on AMS using AMS’s management’s estimates for fiscal years 2004-2009. Goldman Sachs calculated illustrative implied present values of free cash flows for AMS for the fiscal years 2004 through 2009 using discount rates ranging from 11% to 15%. Goldman Sachs calculated the illustrative implied terminal values for AMS using multiples ranging from 5.0x to 6.5x 2009 terminal year estimated EBITDA. These implied terminal values were then discounted back to March 31, 2004 using discount rates ranging from 11% to 15%. The calculations of these implied present values of free cash flows plus the implied present values of these implied terminal values were summed by Goldman Sachs to arrive at implied enterprise values. These illustrative implied equity values were calculated by Goldman Sachs as the implied enterprise values plus net cash, which means cash and cash equivalents less total debt. These implied prices per share of Common Stock were based on the diluted AMS shares outstanding as of March 5, 2004 provided by AMS’s management. These analysis resulted in implied per share values ranging from $15.65 to $21.51.

      Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected transactions in the information technology services industry since 2002:

Date Announced	Acquiror	Target

October 2003	Cap Gemini S.A.	Transiciel, S.A.
September 2003	Atos Origin SA	Schlumberger Limited (SchlumbergerSema)
September 2003	Lockheed Martin Corporation	Titan Corporation
July 2003	Lockheed Martin Corporation	Affiliated Computer Services, Inc. (Federal Business)
July 2003	Affiliated Computer Services, Inc.	Lockheed Martin Corporation (Commercial IT Business)
July 2003	General Dynamics Corporation	Veridian Corporation
December 2002	Computer Sciences Corporation	DynCorp
November 2002	Logica plc	CMG plc
September 2002	DigitalNet Holdings, Inc.	Getronics N.V. (Getronics Government Solutions)
July 2002	International Business Machines Corp.	PricewaterhouseCoopers International Limited/ PricewaterhouseCoopers (PwC Consulting)
June 2002	KPMG Consulting, Inc.	KPMG Consulting AG (KCA)
June 2002	Atos Origin SA	KPMG (UK & Netherlands)
May 2002	KPMG Consulting, Inc.	Andersen (Business Consulting)

      For each of the selected transactions and for the transaction contemplated by the Merger Agreement, Goldman Sachs calculated and compared the implied enterprise value consideration as a multiple of LTM revenues.

      The following table presents the results of this analysis:

Proposed
Implied Enterprise Values as a multiple of:	Range	Median	Transaction

LTM Revenues	0.3x - 1.6x	0.8x	0.8x

Source: Public filings, news releases

      The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to AMS or the contemplated transaction.

      Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to AMS’s Board of Directors as to the fairness from a financial point of view of the transaction. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of AMS, CGI Group, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

      As described above, Goldman Sachs’ opinion to AMS’s Board of Directors was one of many factors taken into consideration by AMS’s Board of Directors in making its determination to approve the transaction contemplated by the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex A.

      Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs has acted as financial advisor to AMS in connection with, and has participated in certain of the negotiations leading to, the transactions contemplated by the Merger Agreement.

      Goldman Sachs also has provided certain investment banking and other services to AMS from time to time, including having acted as agent with respect to an open market share repurchase program for Common Stock commencing in March 2003. Goldman Sachs also may provide investment banking and other services to CGI Group and its affiliates in the future. In connection with the above-described services Goldman Sachs has received, and may receive in the future, compensation. The AMS Board of Directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction contemplated by the Merger Agreement.

      Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may actively trade the debt and equity securities (or related derivative securities) of AMS, CGI Group and their respective affiliates for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

      Pursuant to a letter agreement dated January 14, 2004, AMS engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of this engagement letter, AMS has agreed to pay Goldman Sachs a transaction fee of approximately $10 million, payable upon consummation of the transaction. In addition, AMS has agreed to reimburse Goldman Sachs for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

          (c) INTENT TO TENDER

           After reasonable inquiry, AMS believes that each executive officer, director, affiliate and subsidiary of AMS who owns shares of Common Stock intends to tender in the Offer all such shares that each person owns of record or beneficially, other than such shares, if any, that any such persons may have an unexercised right to purchase by exercising stock options and other than shares represented by unvested deferred stock units. On the effective time of the Merger, outstanding options to purchase Common Stock will be cancelled and the Surviving Corporation will pay holders thereof, in respect of each share subject thereto, cash equal to the excess, if any, of the price per share to be paid in the Offer over the exercise price per share of such option. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Effects of the Offer and the Merger on certain AMS Benefit Plans and Agreements Between AMS and its Officers and Directors.”

      Mr. Alfred T. Mockett, Chairman of the Board and Chief Executive Officer, Mr. James Reagan, Chief Financial Officer, Mr. David R. Fontaine, Executive Vice President, General Counsel, Chief Risk Officer and Secretary, David W.H. Sharman, Senior Vice President, Corporate Development and each director of AMS entered into a Stockholder Tender and Voting Agreement with Purchaser and Parent on

March 10, 2004, pursuant to which each such person committed, among other things, to tender in the Offer all Common Stock held or subsequently acquired by such person. Such persons currently own, in the aggregate, approximately 200,568 shares of Common Stock representing approximately 0.45% of the outstanding fully diluted shares of Common Stock (including vested and in-the-money options).

ITEM 5.     PERSONS/ ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

      Neither AMS nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of AMS on its behalf with respect to the Offer or the Merger.

      Goldman Sachs was retained by AMS pursuant to an engagement letter dated January 14, 2004 (the “Engagement Letter”), to act as its sole financial advisor in connection with the possible sale of all or a portion of AMS. Pursuant to the Engagement Letter, Goldman Sachs agreed that, at the request of AMS, Goldman Sachs would undertake a study to enable it to render its opinion as to the fairness from a financial point of view of the financial consideration to be received by AMS common stockholders in connection with the sale of 50% or more of the Common Stock of AMS. A copy of the fairness opinion rendered by Goldman Sachs to the Board of Directors is attached hereto as Annex A. Pursuant to the terms of the Engagement Letter, AMS has agreed to pay Goldman Sachs for its financial advisory services (i) a transaction fee of 1.15% of the aggregate consideration if 50% or more of the outstanding Common Stock or assets of AMS is purchased, or (ii) a mutually agreed upon transaction fee if less than 50% of the outstanding Common Stock or the assets is purchased. In addition, AMS has agreed to reimburse Goldman Sachs for its reasonable expenses (including reasonable fees and disbursements of counsel) incurred during its engagement.

      Goldman Sachs is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction contemplated by the Merger Agreement. Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may actively trade the debt and equity securities (or related derivative securities) of AMS, Parent and their respective affiliates for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

ITEM 6.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY

      As part of its annual review of employees including, but not limited to, senior managers, on February 27, 2004, the Board of Directors of AMS approved the grant of previously announced incentive options. The amounts set forth in the table below list the amounts of those grants for executive officers.

	Number of	Number of Employee Stock
Name	Deferred Stock Units	Options/Exercise Price

Jennifer Felix	2,511	5,000/$15.29
David R. Fontaine	12,753	30,000/$15.29
Garry Griffiths	3,270	30,000/$15.29
Walter Howell	8,829	30,000/$15.29
Alfred Mockett	22,400	100,000/$15.29
Donna Morea	0	30,000/$15.29
James Reagan	10,791	30,000/$15.29
Ronald Schillereff	5,886	10,000/$15.29
Charlene Wheeless	4,905	20,000/$15.29

      In addition, on February 27, 2004, AMS Director Joseph Velli received 98 shares of Common Stock at a value of $15.29 per share under the AMS Outside Directors Stock for Fees Plan in lieu of director fees.

      Except as set forth in the preceding paragraph and elsewhere in this Statement, no transactions in shares of Common Stock have been effected during the past 60 days by AMS or, to the knowledge of AMS, by any executive officer, director, affiliate or subsidiary of AMS, other than the execution and delivery of the Merger Agreement, the Purchase Agreement and the Stockholder Tender and Voting Agreements.

ITEM 7.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

      Except as set forth in this Statement or in the portions of the Offer to Purchase incorporated herein by reference, AMS is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (a) a tender offer for or other acquisition of AMS’s securities by AMS, any subsidiary of AMS or any other person; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving AMS or any subsidiary of AMS; (c) a purchase, sale or transfer of a material amount of assets of AMS or any subsidiary of AMS; or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of AMS.

      Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.     ADDITIONAL INFORMATION

      PURCHASER’S DESIGNATION OF PERSONS TO BE ELECTED TO THE BOARD

           The Information Statement attached as Annex B to this Statement is being furnished in connection with the possible designation by Purchaser, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of AMS’s stockholders.

      GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

           AMS is incorporated under the laws of the State of Delaware.

           Short Form Merger. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer (including any extension thereof) or otherwise, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by AMS’s stockholders. However, if Purchaser were not to acquire at least 90% of the outstanding Common Stock pursuant to the Offer (including any extension thereof) or otherwise, a vote by AMS’s stockholders would be required under the DGCL to effect the Merger. As a result, AMS would also have to comply with the federal securities laws and regulations governing the solicitation of proxies, including the preparation and distribution of a proxy statement. Thus, if the Merger cannot be accomplished as a short-form merger under Section 253 of the DGCL, a longer period of time will be required to effect the Merger and pay stockholders who do not tender their Shares in the Offer. However, it is a condition to consummation of the Offer that more than 50% of the outstanding fully diluted shares of Common Stock be tendered. Upon completion of the Offer, the results of any stockholder vote to adopt the Merger Agreement and approve the Merger is virtually assured.

           Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are holders of Common Stock at the effective time of the Merger will have certain rights under Section 262 of the DGCL to demand appraisal of their shares. Such rights, if the statutory procedures are complied with, could entitle the holder to a judicial determination of the “fair value” of their Common Stock at the effective time (excluding any element of value arising from the accomplishment or the expectation of the Merger), to be paid in cash, in lieu of the price of $19.40 per share given in the Offer. The value so determined could be more or less than, or the same as, the $19.40 offer price.

           Appraisal rights cannot be exercised at this time. Stockholders entitled to appraisal rights in connection with the Merger will receive additional information concerning those rights and the procedures to be followed in order to perfect them before such stockholders have to take any action in connection with such rights.

           If any holder of Common Stock who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Common Stock of such stockholder will be converted into the right to receive the price paid for each share of Common Stock in accordance with the Merger Agreement. In general, a stockholder’s demand for appraisal may be withdrawn by delivering to AMS a written withdrawal of his demand for appraisal and acceptance of the Merger. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

           Delaware Anti-Takeover Statute. In general, Section 203 of the DGCL (“Section 203”) prevents an “interested stockholder” (defined to include a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for three years following the time such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such company prior to that time. On March 10, 2004, AMS’s Board approved the Offer and the Merger. Accordingly, the restrictions on business combinations set forth in Section 203 are inapplicable to the Offer and the Merger.

           REGULATORY APPROVALS

           U.S. Antitrust Laws. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Common Stock pursuant to the Offer is subject to such requirements. Pursuant to the requirements of the HSR Act, the Purchaser has advised AMS that it filed a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on March 11, 2004. As a result, the waiting period applicable to the purchase of Common Shares pursuant to the Offer would be scheduled to expire at 11:59 p.m., New York City time, on March 26, 2004. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting from Purchaser or AMS additional information or documentary material relevant to the Offer. If a request for such information or documentation is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by Purchaser with such request. Thereafter, such waiting period can be extended only by court order or by agreement of the parties.

           The sale of DIG to CACI pursuant to the Asset Purchase Agreement is also subject to review under the HSR Act. The initial waiting period for this transaction is 30 days subject to the conditions set forth above. CACI has informed AMS that it filed its Notification and Report Form with the FTC on March 17, 2004. Based on this date, subject to the conditions above, the waiting period would expire on or about April 16, 2004, unless earlier terminated.

           The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Common Stock by Purchaser pursuant to the Offer or the proposed acquisition of DIG by CACI pursuant to the Purchase Agreement. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Common Stock pursuant to the Offer or seeking divestiture of the Common Stock so acquired or divestiture of substantial assets of Parent, AMS or CACI. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United

States. AMS does not, and Parent has advised AMS that it does not, believe that the completion of the Offer or the DIG Purchase will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer or the DIG Purchase on antitrust grounds will not be made, or if such a challenge is made, what the result will be. Under the Merger Agreement, AMS and Parent have agreed to use their reasonable best efforts to resolve any objections that the antitrust regulators may raise with respect to the contemplated transactions.

           German Competition Law. Under the provisions of the German Act applicable to the Offer, the acquisition of the shares of Common Stock pursuant to the Offer may be consummated one month after Parent and AMS submit a joint pre-merger notification to Germany’s Federal Cartel Office (the “FCO”) with respect to the Offer (a “first stage investigation”), unless the FCO determines to subject the Offer to further investigation (a “second stage investigation”) or unless the FCO otherwise consents. Parent and AMS are in the process of preparing their joint pre-merger notification to the FCO. Where it is clear to the FCO that a transaction will not create or strengthen a dominant position in Germany, the FCO generally issues a clearance letter during the first stage investigation. This first stage clearance is not subject to appeal by third parties. In connection with a second stage investigation, however, the FCO must render a reasoned clearance decision and such decision may be appealed by any interested third parties that have been admitted to the proceedings. The FCO may take up to four months (first and second stage investigations taken together) after a pre-merger notification is submitted to investigate and possibly challenge a transaction, and may take additional time to do so if the notifying parties consent to such extension.

           There can be no assurance that a challenge to the Offer under German law on competition or other grounds will not be made or, if such a challenge is made, of the results thereof.

           Expiration or termination of the applicable waiting period under the German Act is a condition to the Purchaser’s obligation to accept for payment and pay for shares of Common Stock tendered pursuant to the Offer.

           Exon-Florio Amendment. Section 721 of the Defense Production Act authorizes the President of the United States or his designee to make an investigation to determine the effects on national security of mergers, acquisitions and takeovers by or with foreign persons which could result in foreign control of persons engaged in interstate commerce in the United States. The President has delegated authority to investigate proposed transactions to CFIUS.

           Reviews under the Defense Production Act are made in accordance with the following timetable: (i) within 30 days following the receipt by CFIUS of written notification of a proposed acquisition, CFIUS must determine whether to commence an investigation; (ii) if CFIUS commences an investigation, it must complete the investigation and submit a report and recommendation to the President within 45 days following the determination to commence an investigation; and (iii) the President has 15 days following the completion of the investigation to take action to suspend or prohibit the relevant acquisition.

           In order for the President to exercise his authority to suspend or prohibit an acquisition, the President must make two findings: (i) that there is credible evidence that leads the President to believe that the foreign interest exercising control might take action that threatens to impair national security and (ii) that provisions of law other than the Defense Production Act and the International Emergency Economic Powers Act do not provide adequate and appropriate authority for the President to protect national security in connection with the acquisition. The President’s actions are not subject to judicial review. If the President makes such findings, he may take action for such time as he considers appropriate to suspend or prohibit the relevant acquisition. The President may direct the Attorney General to seek appropriate relief, including divestment relief, in the District Courts of the United States in order to implement and enforce the Defense Production Act.

           Absent certain conditions, the Defense Production Act does not obligate the parties to an acquisition to notify CFIUS of a proposed transaction. However, if notice of a proposed acquisition is not submitted, then the transaction remains indefinitely subject to review by the President under the Defense Production Act.

           Parent, Purchaser and AMS plan to file with CFIUS a joint notice of the transactions contemplated by the Merger Agreement in advance of the Offer. Although AMS believes that the transactions contemplated by the Merger Agreement and the Purchase Agreement should not raise any national security concerns, there can be no assurance that CFIUS will not subsequently determine to conduct an investigation of the proposed transaction or make a recommendation to the President to take other action to prevent consummation of the transactions contemplated by the Merger Agreement and the Purchase Agreement. If the results of the investigation by CFIUS are adverse, the Purchaser, under the terms of the Offer, may not be obligated to accept for payment, or pay for, any shares of Common Stock tendered pursuant to the Offer.

ITEM 9.     MATERIAL TO BE FILED AS EXHIBITS

The following Exhibits are filed herewith:

Exhibit No.	Description
(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).

(a)(2)(A)	Letter to Stockholders, dated March 18, 2004, from the Chairman and Chief Executive Officer of AMS (incorporated by reference to Exhibit (a)(1)(k) to the Schedule TO of Purchaser filed with the SEC on March 18, 2004).

(a)(5)(A)	Press Release issued by AMS on March 10, 2004 (incorporated by reference to Exhibit 99.1 to the Form 8-K of AMS filed with the SEC on March 16, 2004).

(e)(1)	Agreement and Plan of Merger, dated as of March 10, 2004, by and among Parent, Purchaser and AMS (incorporated by reference to Exhibit 2.1 to the Form 8-K of AMS filed with the SEC on March 16, 2004).

(e)(2)	Asset Purchase Agreement, dated as of March 10, 2004, by and among CACI International, Federal, Acquisition Sub, AMS, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Form 8-K of AMS filed with the SEC on March 16, 2004).

(e)(3)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among Parent, the Purchaser and Alfred T. Mockett (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).

(e)(4)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among Parent, the Purchaser and David R. Fontaine (incorporated by reference to Exhibit (d)(4) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).

(e)(5)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among Parent, the Purchaser and Daniel J. Altobello (incorporated by reference to Exhibit (d)(3) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).

(e)(6)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among Parent, the Purchaser and David Sharman (incorporated by reference to Exhibit (d)(5) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).

(e)(7)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among Parent, the Purchaser and James C. Reagan (incorporated by reference to Exhibit (d)(9) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).

Exhibit No.	Description
(e)(8)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among Parent, the Purchaser and James J. Forese (incorporated by reference to Exhibit (d)(10) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).

(e)(9)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among Parent, the Purchaser and Robert M. Howe (incorporated by reference to Exhibit (d)(12) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).

(e)(10)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among Parent, the Purchaser and Frank Keating (incorporated by reference to Exhibit (d)(7) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).

(e)(11)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among Parent, the Purchaser and Dorothy Leonard (incorporated by reference to Exhibit (d)(6) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).

(e)(12)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among Parent, the Purchaser and Frederick V. Malek (incorporated by reference to Exhibit (d)(8) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).

(e)(13)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among Parent, the Purchaser and Joseph M. Velli (incorporated by reference to Exhibit (d)(11) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).

(e)(14)	Non-Disclosure Agreement, dated October 3, 2003, by and between AMS and Parent (incorporated by reference to Exhibit (d)(14) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).

(e)(15)	Non-Disclosure Agreement, dated January 7, 2004, by and between AMS and CACI International (incorporated by reference to Exhibit (d)(15) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).

(e)(16)	First Amendment to the Rights Agreement, dated as of March 10, 2004, by and between AMS and Mellon Investor Services, LLC (incorporated by reference to Exhibit 4.1 to the Form 8-K of AMS filed with the SEC on March 16, 2004).

(e)(17)	Employment Agreement, dated as of December 1, 2001 between AMS and Alfred T. Mockett (incorporated herein by reference to Exhibit 10.19 of AMS’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 filed with the SEC on March 29, 2002).

(e)(18)	Employment Agreement, dated as of July 15, 2002, between AMS and Walter Howell (incorporated herein by reference to Exhibit 10.5 of the AMS’s quarterly report on Form 10-Q for the quarter ended June 30, 2002 filed with the SEC on August 14, 2002).

(e)(19)	Employment Agreement, dated as of May 15, 2002, between the AMS and Garry Griffiths (incorporated herein by reference to Exhibit 10.6 of the AMS’s quarterly report on Form 10-Q for the quarter ended June 30, 2002 filed with the SEC on August 14, 2002).

(e)(20)	Employment Agreement, dated as of July 25, 2002, between AMS and David Fontaine (incorporated herein by reference to Exhibit 10.8 of the AMS’s quarterly report on Form 10-Q for the quarter ended June 30, 2002 filed with the SEC on August 14, 2002).

(e)(21)	Employment Agreement, dated as of July 1, 2002, between AMS and Donna S. Morea (incorporated herein by reference to Exhibit 10.32 of AMS’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 9, 2003).

Exhibit No.	Description
(e)(22)	Employment Agreement, dated as of July 1, 2002, between AMS and Ronald L. Shillereff.*

(e)(23)	Employment Agreement, dated as of June 3, 2002, between AMS and Charlene A. Wheeless.*

(e)(24)	Employment Agreement, dated as of October 1, 2003, between AMS and James Reagan (incorporated herein by reference to Exhibit 10.4 of AMS’s quarterly report on Form 10-Q for the quarter ended September 30, 2003 filed with the SEC on November 14, 2003).

(e)(25)	Form of Change in Control Executive Retention Agreement for Senior Executives (incorporated herein by reference to Exhibit 10.15 of AMS’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000 filed with the SEC on March 30, 2001).

*	filed herewith.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERICAN MANAGEMENT SYSTEMS, INCORPORATED

By:	/s/ Alfred T. Mockett

Name: Alfred T. Mockett
Title: Chairman and Chief Executive Officer

Date: March 18, 2004

Annex A

PERSONAL AND CONFIDENTIAL

March 10, 2004

Board of Directors
American Management Systems, Incorporated
4050 Legato Road
Fairfax, VA 22033

Ladies and Gentleman:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of American Management Systems, Incorporated (the “Company”) of the $19.40 per Share in cash proposed to be received by holders of Shares in the Tender Offer and the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of March 10, 2004 (the “Agreement”), among CGI Group, Inc. (“CGI”), CGI Virginia Corporation, a wholly owned subsidiary of CGI (“Acquisition Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which the Acquisition Sub will pay $19.40 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, the Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares already owned by CGI and its subsidiaries) will be converted into the right to receive $19.40 in cash.

Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the “Transaction”). We expect to receive fees for our services in connection with the Transaction and the transaction contemplated by the Asset Purchase Agreement (as defined below), all of which are contingent upon consummation of such transactions, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided certain investment banking and other services to the Company from time to time, including having acted as agent with respect to an open market share repurchase program for Shares commencing in March 2003. We also may provide investment banking services to CGI and its affiliates in the future. In connection with the above-described services we have received, and may receive in the future, compensation.

Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may actively trade the debt and equity securities (or related derivative securities) of the Company, CGI and their respective affiliates for their own account and the accounts of their customers and may at any time hold long and short positions of such securities.

A-1

Board of Directors
American Management Systems, Incorporated
March 10, 2004
Page Two

In connection with this opinion, we have reviewed, among other things, the Agreement; the Asset Purchase Agreement, dated as of March 10, 2004 (the “Asset Purchase Agreement”), among CACI International, Inc., CACI, Inc. – Federal (“Federal”), Dagger Acquisition Corporation, a wholly owned subsidiary of Federal, the Company, CGI and Acquisition Sub, providing for the sale of the Company’s Defense and Intelligence Group business to Dagger Acquisition Corporation for $415 million in cash (subject to post-closing adjustments), which sale shall occur contemporaneously with, and only upon consummation of, the Tender Offer, annual reports to stockholders and Annual Reports on Form 10-K of the Company for the three fiscal years ended December 31, 2002; draft Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2003; Annual Reports on Form 40-F of CGI for the three fiscal years ended September 30, 2003; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain periodic reports on Form 6-K of CGI; certain other communications from the Company and CGI to their respective stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies, the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the information technology services industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. Our opinion does not address the underlying business decision of the Company to engage in the Transaction. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $19.40 per Share in cash to be received by the holders of Shares in the Tender Offer and the Merger is fair from a financial point of view to such holders.

Very truly yours,

(GOLDMAN, SACHS & CO.)

A-2

ANNEX B

American Management Systems, Incorporated

4050 Legato Road
Fairfax, Virginia 22033

Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934
and Rule 14f-1 thereunder

      This Information Statement is being mailed on or about March 18, 2004, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Recommendation”) of American Management Systems, Incorporated (“AMS” or the “Corporation”). You are receiving this Information Statement in connection with the possible election of persons designated by CGI Group Inc. (“CGI”) to a majority of seats on the Board of Directors (the “Board”) of AMS. As of March 10, 2004, AMS entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CGI and CGI Virginia Corporation (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of CGI, pursuant to which the Purchaser is required to commence a tender offer to purchase all outstanding shares of AMS’s Common Stock, par value $0.01 per share (the “Common Stock”), at a price per share of Common Stock of $19.40, net to the seller in cash, upon the terms and conditions set forth in Purchaser’s Offer to Purchase, dated March 18, 2004, and in the related Letters of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of AMS and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) filed by CGI and Purchaser with the Securities and Exchange Commission (the “Commission”) on March 18, 2004.

      The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will be merged with and into AMS (the “Merger”). Following consummation of the Merger, AMS will continue as the surviving corporation and will become a wholly-owned subsidiary of CGI. At the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Common Stock (other than shares owned by the Purchaser, AMS or any stockholder of AMS who is entitled to and properly exercises and perfects appraisal rights under Delaware law) will be converted into the right to receive the amount in cash per share of Common Stock paid pursuant to the Offer.

      The Offer, the Merger and the Merger Agreement are more fully described in the Recommendation, to which this Information Statement is attached as Annex B, which was filed by AMS with the Commission on March 18, 2004, and which is being mailed to stockholders of AMS along with this Information Statement.

      This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934 (“Exchange Act”) and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Recommendation. Information set forth herein related to CGI, Purchaser or the CGI Designees (as defined below) has been provided by CGI. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

      Pursuant to the Merger Agreement, CGI and Purchaser commenced the Offer on March 18, 2004. The Offer is currently scheduled to expire on April 15, 2004 at 12:00 midnight, New York City Time, unless extended in accordance with the rules governing tender offers and the Merger Agreement.

General

      The Common Stock is the only class of equity securities of AMS outstanding. Each share of Common Stock entitles the holder to one vote. As of March 12, 2004, there were 42,717,378 shares of Common Stock issued and outstanding.

Rights To Designate Directors And CGI Designees

      The information contained herein concerning CGI Designees (as defined below) has been furnished to AMS by CGI and its designees. Accordingly, AMS assumes no responsibility for the accuracy or completeness of this information.

      The Merger Agreement provides that, promptly upon the purchase of and payment for the shares of Common Stock pursuant to the Offer, CGI will be entitled to designate such number of directors (the “CGI Designees”) on the Board, rounded up to the next whole number, equal to the product obtained by multiplying the total number of directors on the Board by the percentage that the number of shares of Common Stock so purchased and paid for bears to the total number of shares of Common Stock then outstanding.

      The Merger Agreement provides that AMS will, upon request of Purchaser, increase the size of the Board or obtain the resignations of such number of directors as is necessary to enable the CGI Designees to be elected to the Board and, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, will cause the CGI Designees to be so elected.

      Notwithstanding the foregoing, if the Common Stock is purchased pursuant to the Offer, until the Effective Time, the Board will contain at least two members who were directors on the date of the Merger Agreement and who are “independent directors” within the meaning of applicable rules of The Nasdaq Stock Market (the “Independent Directors”). If one of the Independent Directors is unwilling or unable to serve, the Board will use reasonable efforts to appoint a replacement Independent Director designated by the remaining Independent Director.

      The CGI Designees will be selected by CGI from among the individuals listed below. Each of the following individuals has consented to serve as a director of AMS if appointed or elected. None of the CGI Designees currently is a director of, or holds any positions with, AMS. CGI has advised AMS that, to the best of CGI’s knowledge, except as set forth below, none of the CGI Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of AMS, nor has any such person been involved in any transaction with AMS or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between CGI and AMS that have been described in the Schedule TO or the Recommendation.

      The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as CGI Designees are set forth below. Each is a citizen of Canada unless otherwise noted. Unless otherwise noted, the business address of each person listed below is 1130 Sherbrooke Street West, 5th Floor, Montreal, Quebec H3A 2M8 and the telephone number at that address is (514) 841-3200.

Present Principal Occupation or Employment;
Name and Age	Material Positions Held During the Past Five Years

Serge Godin Age 54
    Serge Godin co-founded CGI in 1976 and has been its Chairman and Chief Executive Officer since that time. Since CGI’s inception, Mr. Godin has successfully grown CGI to become Canada’s largest independent IT services company and the fifth largest in North America. Throughout his career, Serge Godin has remained active in a number of organizations promoting the economic development of Montreal, Quebec and Canada. This year, he was named Great Montrealer for his contributions in the economic sector. He was awarded an honorary Doctor of Law degree from Concordia University and an honorary Doctor of Management degree from Université Laval.

Present Principal Occupation or Employment;
Name and Age	Material Positions Held During the Past Five Years

André Imbeau Age 54
André Imbeau co-founded CGI in 1976 and has been its Executive Vice President and Chief Financial Officer and Treasurer since that time. Mr. Imbeau’s financial leadership and strong commitment to team work significantly contributed to CGI’s track record of maintaining 27 years of consecutive revenue growth. Mr. Imbeau is responsible for all stakeholders through managing key functions including finance, treasury, mergers and acquisitions, legal and corporate engagement assessment services. Mr. Imbeau sits on the boards of AGTI Consulting Services, Inc. and Conseillers en informatique d’affaires CIA Inc., both subsidiaries of CGI.

Paule Doré Age 52
Paule Doré joined CGI in 1990 and has been Executive Vice-President, Chief Corporate Officer and Corporate Secretary since 1998. She is responsible for human resources and leadership development, corporate governance, quality, marketing, knowledge management and communications, including financial communications. She is currently a Director of AXA Canada, the Canadian Centre for Architecture, the National Arts Centre Foundation, as well as Chair of the Board of Directors of the Montreal Women’s Y Foundation.

Michael E. Roach Age 52
Michael Roach joined CGI in 1998 as Executive Vice-President and General Manager, Telecommunications Information Systems and Services. Since 1999, Mr. Roach has served as President and Chief Operating Officer for CGI. Mr. Roach is also a member of CGI’s Executive Management Committee. Mr. Roach is responsible for the daily operations of the global CGI offices supporting the company’s growth strategies in CGI’s targeted business verticals. These verticals include financial services, telecommunications, manufacturing, retail distribution, government, utilities and services as well as healthcare. Prior to joining CGI in 1998, Mr. Roach held a variety of leadership positions during his 25-year career at Bell Canada. In 1993, he became Chief Executive Officer of Bell Sygma Telecom Solutions and in 1997 President and Chief Executive Officer of Bell Sygma Inc. Mr. Roach serves on the Board of Directors of the Conference Board of Canada.

Daniel Rocheleau Age 52
Daniel Rocheleau joined CGI in 1985. Mr. Rocheleau has held the position of Executive Vice-President and Chief Business Engineering Officer since 1993 and reports directly to Serge Godin the chairman and CEO of CGI. In his role, Mr. Rocheleau leads the design and negotiation of all large outsourcing contracts for CGI as well as the evolution of the company’s outsourcing practice. Before joining CGI in 1985, Mr. Rocheleau spent 12 years in various management functions within the information technology department of the Canadian Imperial Bank of Commerce (CIBC). In 2001, he was the lead negotiator and interim head of the Canada Post/CGI joint venture (Innovapost) for which he sits on the board of directors. Mr. Rocheleau holds a Bachelor in Business Administration from Université du Québec à Montréal.

Present Principal Occupation or Employment;
Name and Age	Material Positions Held During the Past Five Years

André Nadeau Age 53
André Nadeau joined CGI in 1997 and has served as its Executive Vice President and Chief Strategy Officer since that time. Under his leadership, every three years CGI unveils its three-year strategic plan. Mr. Nadeau brings CGI over 20 years of experience in marketing, management and corporate finance. From 1981 until 1997, Mr. Nadeau pursued a career as a professional consultant for multinationals helping them accelerate growth and increase their competitiveness. As such, he conducted business activities in Asia, Russia, Europe, Mexico and Latin America. Mr. Nadeau serves on the board of directors of Montreal International and CDP Capital.

Joseph I. Saliba Age 47
Joseph Saliba joined CGI in 2001 and since that time has served as President USA and India. From 1989 to 1999, Mr. Saliba served Sabre Holding Corp., in several executive-level positions managing Sabre’s operations in France, the United Kingdom and internationally. From 1999 to 2001, he became the President of Sabre’s management consulting and technology business unit, a billion dollar operation based in Dallas, Texas. Mr. Saliba was responsible for the management of Sabre’s outsourcing unit and led the executive consulting practice, assisting several airlines in restructuring their operations in order to enhance profitability, improve customer service and competitive edge. Sabre’s clients included all major airlines such as American Airlines, US Airways, United Airlines, Lufthansa and Air France.

Security Ownership of Management And Principal Stockholders

      The following table sets forth in alphabetical order the beneficial ownership of AMS’s voting stock as of March 12, 2004 by: (a) each person or entity AMS knows beneficially owns more than 5% of its voting stock; (b) AMS’s Chief Executive Officer and the other four most highly compensated executive officers as of December 31, 2003; (c) each of AMS’s directors; and (d) all of AMS’s current directors and executive officers as a group. Unless stated otherwise, the address of each person listed below is 4050 Legato Road, Fairfax, Virginia 22033.

	Amount of	Percent of
	Beneficial	Outstanding
Name and Address of Beneficial Owner	Ownership(1)	Shares(2)

Daniel J. Altobello(3)	31,625	*
6550 Rock Spring Drive Bethesda, MD 20817

Jennifer Felix(4)	—	*

David R. Fontaine(4)	25,002	*

James J. Forese(3)	105,208	*
Thayer Capital Partners 1455 Pennsylvania Avenue, NW, Suite 350 Washington, DC 20004

Garry Griffiths(4)	20,000	*

Robert M. Howe(3)	—	*
Montgomery Goodwin Investments 11 Beach Street 10th Floor New York, NY 10013

Walt Howell(4),(5)	17,623	*

	Amount of	Percent of
	Beneficial	Outstanding
Name and Address of Beneficial Owner	Ownership(1)	Shares(2)

Frank Keating(3)	—	*
American Council of Life Insurers 101 Constitution Avenue, NW Ste. 700 Washington, DC 20001

Dorothy Leonard(3)	20,630	*
Harvard University Graduate School of Business Soldiers Field Boston, MA 02163

Frederic V. Malek(3)	39,593	*
Thayer Capital Partners
1455 Pennsylvania Ave., N.W., Suite 350 Washington, D.C. 20004

Alfred T. Mockett(3)(4)	238,594	*

Donna S. Morea(4)	107,516	*

James C. Reagan(4)	7,917	*

Ronald Schillereff(4)	5,000

Joseph M. Velli(3)	292	*
The Bank of New York Company One Wall Street, 10th Floor New York, NY 10286

Charlene Wheeless(4)	11,667	*

Westport Asset Management, Inc.(6)	4,274,223	10%
253 Riverside Avenue Westport, CT 06880

All executive officers and directors as a group (16 persons)	630,667	1.5%

*	Designates less than 1%.

(1)	The amount of beneficial ownership includes stock options granted to directors and executive officers which have vested and are or will become exercisable within 60 days of March 12, 2004. Accordingly, Mr. Altobello has 12,500 options vested and exercisable; Mr. Fontaine has 23,334 options vested and exercisable; Mr. Forese has 17,083 options vested and exercisable; Mr. Griffiths has 20,000 options vested and exercisable; Mr. Howell has 15,000 options vested and exercisable; Dr. Leonard has 15,250 options vested and exercisable; Mr. Malek has 12,500 options vested and exercisable; Mr. Mockett has 200,000 options vested and exercisable; Ms. Morea has 68,612 options vested and exercisable; Mr. Reagan has 7,917 options vested and exercisable; Mr. Schillereff has 5,000 options vested and exercisable; and Ms. Wheeless has 11,667 options vested and exercisable. All executive officers and directors as a group (16 persons) have beneficial ownership of 408,864 options vested and exercisable within 60 days of March 12, 2004.

(2)	The percentages of Common Stock were calculated to include stock options vested and exercisable within 60 days of March 12, 2004. The number of shares of Common Stock was calculated as of March 12, 2004.

(3)	Indicates a director of AMS.

(4)	Indicates an executive officer of AMS.

(5)	Beneficial ownership amounts include 1,623 shares purchased by Mr. Howell under the Corporation’s Employee Stock Purchase Plan as of March 12, 2004.

(6)	Based solely on the February 13, 2004 filing on Schedule 13G of Westport Asset Management, Inc. (“Westport”), it is AMS’s understanding that (i) Westport is a registered investment adviser and a parent holding company, (ii) Westport owns 50% of Westport Advisors LLC, which is also a registered investment advisor (“Westport LLC”), (iii) Westport has sole voting and sole dispositive power with respect to 1,474,660 of the reported shares, Westport and Westport LLC share voting power with respect to 1,618,063 of the reported shares, and Westport and Westport LLC share dispositive power with respect to 2,799,563 of the reported shares, and (iv) the reported shares do not include 10,600 shares owned in the personal securities accounts of employees of Westport and Westport LLC.

Board of Directors

      AMS’s Board is composed of eight directors, all of whom are elected annually. The following table sets out the names, ages, principal occupations and other affiliations of the current Board. Each is a citizen of the United States. There are no family relationships between members of the Board.

Daniel J. Altobello Director since 1993 Age 63	Mr. Altobello currently serves as the Chairman of Altobello Family Partners. From September 1995 until his retirement in October 2000, Mr. Altobello served as Chairman of ONEX Food Services, Inc., the parent of Caterair International Corporation and LSG/ SKY chefs. He served as Chairman of the Board, President and Chief Executive Officer of Caterair International Corporation from December 1989 through September 1995. From 1979 to December 1989, Mr. Altobello held various managerial positions with the food services management and in-flight catering divisions of Marriott Corporation, including Executive Vice President of Marriott Corporation and President of Marriott Airport Operations. He presently serves as a Director of MESA Air Group, Inc., World Airways, Inc., Thinking Tools, Inc. and Friedman, Billings, Ramsey Group. He also is a trustee of Loyola Foundation, Inc. and Mount Holyoke College, and a member of the Advisory Board of Thayer Capital Partners.

James J. Forese Director since 1989 Age 68	Mr. Forese joined Thayer Capital Partners as a Senior Advisor in July 2003 and was named Operating Partner and Chief Operating Officer in September 2003. Mr. Forese is the former Chairman, President, Chief Executive Officer and Director of IKON Office Solutions, having served as Chairman of the Board and Director from May 2000 to February 2003 and as President and Chief Executive Officer from July 1998 to August 2002. From January 1997 to July 1998, Mr. Forese served as Executive Vice President and President, International Operations of IKON Office Solutions. From 1995 to 1996, he served as Executive Vice President, Chief Operating Officer, and Director of ALCO Standard Corporation. From 1993 to 1995, he served as General Manager of IBM Customer Financing and Chairman of IBM Credit Corporation. He served as IBM Vice President, Finance from 1990 to 1993 and IBM Vice President and Group Executive, IBM World Americas Group from 1988 to 1990. Mr. Forese currently serves as a Director of NUI Corporation, Spherion Corporation and Anheuser-Busch Companies, Inc.

Robert M. Howe Director since January 2004 Age 59	Mr. Howe’s experience spans over thirty years. A former Chairman of Scient Incorporated from 2000 to 2001, Mr. Howe helped found the company in 1998 and built it to over 2,000 professionals in ten quarters. Scient was subsequently sold to SBI and Company in October 2002. Prior to his tenure at Scient, Mr. Howe was the General Manager of IBM’s global banking, financial and securities business from 1996 to 1998. In 1991, he founded the IBM

Consulting practice and is responsible for building a worldwide network of consulting practices, which supported all industries. When Mr. Howe left in 1994, the consulting group had grown to over $250 million in revenues and today is one of the largest consulting organizations worldwide. In 1976, Mr. Howe joined Booz Allen Hamilton, where he consulted extensively in the financial services and information technology arenas. He was a member of the firm’s worldwide commercial systems practice and the worldwide financial services practice. He was elected Senior Vice President of Booz Allen Hamilton in 1986, and served as a member of the Board of Directors and the firm’s executive committee. Mr. Howe presently serves on the Boards of SBI and Company, JohnsonDiversey and Northstar. In 2002, he also founded Montgomery Goodwin Investments, LLC. During Mr. Howe’s tenure as Chairman of the Board of Scient Incorporated, on July 16, 2002, Scient filed a petition under Chapter 11 of the U.S. Bankruptcy Code. Mr. Howe served on a special committee of the board supervising the liquidation of the company following the sale of substantially all of Scient’s assets in the bankruptcy proceedings.

Frank Keating Director since October 2003 Age 60	Mr. Keating has served as President and Chief Executive Officer of the American Council of Life Insurers since January 2003. As such, he is the chief representative and spokesman for the life insurance industry in Washington, D.C. Mr. Keating and his staff work as advocates for nearly 400 life insurance companies that account for 75 percent of the life insurance and annuity markets in the United States. In 1993, Mr. Keating was elected Governor of the State of Oklahoma and was reelected in 1998, becoming only the second governor in Oklahoma history to serve two consecutive terms. Mr. Keating’s 30-year career in law enforcement and public service includes stints as an FBI agent, federal and state prosecutor, and state legislator. In addition, he served Presidents Reagan and Bush in the Treasury, Justice and Housing Departments. Mr. Keating presently serves as a director of Chesapeake Energy Corporation.

Dorothy Leonard Director since 1991 Age 62	Dr. Leonard taught at the Harvard Business School from 1983 to 2003 and at the Sloan School of Management at the Massachusetts Institute of Technology before that. Dr. Leonard serves as an independent industrial consultant to numerous Fortune 100 companies and to startups. She has also served on a number of Boards of Directors and advisory boards, including for Daimler Chrysler Corporation.

Frederic V. Malek Director since 1985 Age 67	Mr. Malek has been Chairman of Thayer Capital Partners, a merchant bank, since March 1993. He was Co-Chairman, CB Commercial Real Estate Group (a real estate brokerage and management firm) from April 1989 to October 1996. Mr. Malek was Campaign Manager for the re- election campaign of President Bush and Vice President Quayle from December 1991 to November 1992. He was Vice Chairman of Northwest Airlines from 1990 to December 1991, and was President of Northwest Airlines from 1989 to 1990. From 1988 to 1989 he was Senior Advisor to The Carlyle Group (investment bank), and from 1981 to 1988 he was

President of Marriott Hotels and Resorts. Mr. Malek also serves as a director of Automatic Data Processing, Inc., the Federal National Mortgage Association (Fannie Mae), FPL Group, Northwest Airlines, CB Richard Ellis Services, Inc., and Manor Care, Inc.

Alfred T. Mockett Director since 2001 Chairman and Chief Executive Officer Age 55	Mr. Mockett has been the Chairman of the Board and Chief Executive Officer of AMS since December 2001. Prior to joining AMS, Mr. Mockett was with British Telecommunications plc (“BT”). He served as the Chief Executive Officer of BT’s international broadband, data and applications company from 2000 to 2001, President and Chief Executive Officer of BT Worldwide, which is a business unit of BT, from 1994 to 2000, Managing Director of BT’s business communications division from 1992 to 1994, and Managing Director of BT’s special business division from 1991 to 1992.

Joseph M. Velli Director since May 2003 Age 46	Mr. Velli is a Senior Executive Vice President of The Bank of New York (the “Bank”), a position he has held since September 1998. He serves as the Chief Executive Officer of BNY Securities Group, a sector of the Bank and one of the largest global agency brokerage firms in the world. Mr. Velli joined the Bank in 1984 as an Assistant Vice President when he established its depositary receipt business, and has served in various positions since then, including as Executive Vice President from May 1992 to September 1998, Sector Head from 1990 to May 1992, Senior Vice President from 1988 to 1990, and Vice President from 1985 to 1988. Mr. Velli serves as a director of various subsidiaries of the Bank and on several Bank committees.

General Information Concerning The Board of Directors

(a) Board of Directors

      The Corporation’s Board of Directors currently consists of eight directors, each of whom, with the exception of Alfred T. Mockett, is an Independent Director. The Board of Directors met nine times during 2003. All members of the Board of Directors attended at least 75% of the aggregate meetings of the Board of Directors and the committees on which they serve. In addition, it is the policy of the Board of Directors to hold at a minimum two executive sessions of the Independent Directors every year.

(b) Lead Director

      The Nominating/Governance Committee of the Board designated Daniel J. Altobello to serve as the Lead Director effective January 2004. The Lead Director is responsible for presiding over executive session meetings of the independent directors. The Lead Director also provides input on the agendas for the Board meetings and helps to facilitate communication between non-management directors and the Chairman and management of the Corporation.

(c) Committees of the Board and Meetings

      The Board has a standing Compensation Committee, Nominating/ Governance Committee and Audit Committee.

      The Compensation Committee is presently composed of four Independent Directors: Daniel J. Altobello (Committee Chairman), James J. Forese, Frederic V. Malek and Dorothy Leonard. The Compensation Committee is responsible for developing and making recommendations to the Board of Directors with respect to the Corporation’s executive compensation policies generally. The Compensation Committee approves the compensation plans for the Corporation’s executive officers, including the Chief Executive Officer, and on an annual basis determines the compensation to be paid to the executive officers. The Compensation Committee alone is responsible for the granting and administration of stock options awarded to the Corporation’s executive officers. In 2003, the Compensation Committee met five times. A copy of the Compensation Committee’s charter is available on the Investor site of the Corporation’s website at www.ams.com.

      The Audit Committee is presently composed of three Independent Directors: James J. Forese (Committee Chairman), Daniel J. Altobello and Joseph M. Velli. Each of James J. Forese and Daniel J. Altobello is an Audit Committee Financial Expert, as defined by the Commission. The Audit Committee has the responsibility for, among other things, approving and making recommendations to the Board of Directors as to the independent accountants of the Corporation; for reviewing with the independent accountants, upon completion of their audit, the scope of their examination, any recommendations they may have for improving internal accounting controls, management systems, or choice of accounting principles, and other matters; and for reviewing generally the accounting control procedures of the Corporation. The Audit Committee met twelve times in 2003. The Board adopted a revised written charter for the Audit Committee in December 2003, a copy of which is available on the Investor site of the Corporation’s website at www.ams.com.

      The Nominating/ Governance Committee is presently composed of four Independent Directors: Frederic V. Malek (Committee Chairman), Daniel J. Altobello, James J. Forese and Dorothy Leonard. The Nominating/ Governance Committee is responsible for making recommendations to the Board of Directors with respect to stockholder proposals, nominations for elections of directors, officers, senior management succession plans and appointments of such other employees as may be referred to the Nominating/ Governance Committee. The Nominating/ Governance Committee recommends nominees whose election as directors at the annual stockholders meeting will be recommended by the Board of Directors. The Nominating/ Governance Committee met twice in 2003. A copy of the Nominating/ Governance Committee’s charter is available on the Investor site of the Corporation’s website at www.ams.com.

(d) Director Compensation

      Directors who also serve as executive officers of the Corporation are not separately compensated for attending Board or committee meetings. For fiscal year 2003, the non-employee directors received an annual retainer of $30,000 in addition to a fee of $1,500 for each Board and committee meeting attended, plus travel expenses. An additional annual retainer of $12,500 is paid to the Audit Committee Chair; an additional $10,000 is paid to the Compensation Committee Chair; and an additional $10,000 is paid to the Chair of the Nominating/ Governance Committee. In January 2004, the Nominating/ Governance Committee of the Board established the position of Lead Director. The Lead Director will receive an additional annual retainer of $25,000.

      In addition to the foregoing, each non-employee director is granted options for 5,000 shares of Common Stock on the date of each annual meeting. Upon a non-employee director’s initial election to the Board, such director will be awarded stock options for 10,000 shares of Common Stock. At the conclusion of a director’s fifth year of service on the Board, each director is required to own Common Stock having a value (based on original purchase value) of at least $120,000. An aggregate of 45,000 stock options were granted to non-employee directors during the Corporation’s 2003 fiscal year under AMS’s 2003 Stock Incentive Plan.

      In addition to her director compensation, the Corporation paid Dorothy Leonard $15,000 for her services during 2003 as Chair of the Advisory Committee of AMS University, a company-sponsored on-line leadership, educational and professional development learning resource.

      Under the Corporation’s Outside Directors Stock-for-Fees Plan, as amended, non-employee directors may elect to have their meeting fees and annual retainer, which would otherwise be paid in cash, paid in the form of Common Stock. During 2003, Outside Directors were also able to defer receipt of their directors’ fees and retainer pursuant to the Outside Director Deferred Compensation Plan (the “Old Plan”). Under the terms of the Old Plan, Outside Directors making such an election would be credited with earnings on amounts deferred at an interest rate based on a corporate bond index and such interest rate would be increased by 300 basis points if the Corporation achieved certain annual performance goals. Dr. Leonard and Mr. Malek elected to have all of their meeting fees during 2003 deferred pursuant to the Old Plan. The Old Plan was terminated on December 31, 2003. Effective January 1, 2004, non-employee directors, with the exception of Dr. Leonard and Mr. Malek who chose not to roll over their deferred compensation benefits under the Old Plan, may elect to defer receipt of their directors’ compensation pursuant to the Corporation’s Deferred Compensation Plan for Non-Employee Directors (the “New Plan”). Under the terms of the New Plan, non-employee directors making such an election would be credited with earnings on amounts deferred at an interest rate based on 5-year U.S. Treasury rate plus 1%. To date, none of the non-employee directors have elected to defer their fees and/or retainer under the New Plan.

Executive Officers

      The executive officers of AMS are elected each year by the Board at its first meeting following the Annual Meeting of Stockholders to serve during the ensuing year and until their respective successors are elected and qualified. There are no family relationships between any of the executive officers of AMS. The following information indicates the position and age of the executive officers at March 12, 2004, as well as their business experience during the past five years. Information regarding Alfred T. Mockett, Chairman and Chief Executive Officer, is set forth under “Board of Directors” above.

Jennifer Felix Vice President and Controller Age 33	Ms. Felix was appointed Vice President and Controller of AMS in October 2003. Ms. Felix served as AMS’s Assistant Controller from September 2000 to September 2003. Prior to joining AMS in September 2000, Ms. Felix was a Senior Manager at Deloitte & Touche LLP where she served in various audit and accounting positions since 1992.

David R. Fontaine Executive Vice President, General Counsel, Chief Risk Officer and Corporate Secretary Age 40	Mr. Fontaine joined AMS as Executive Vice President, General Counsel, Chief Risk Officer and Corporate Secretary in July 2002. From June 2001 to June 2002, he served as Executive Vice President and General Counsel of Dimension Data, NA. From 1999 to June 2001 he served in various positions at Proxicom, Inc., prior to its acquisition by Dimension Data Holdings, plc in June 2001. At Proxicom, he served as Senior Vice President and General Counsel in 2001, Vice President and General Counsel in 2000 and Deputy General Counsel from 1999 to 2000. Prior to joining Proxicom, Mr. Fontaine was a Partner of the law firm, Miller Cassidy, Larroca & Lewin, LLP in Washington, D.C.

Garry Griffiths Executive Vice President and Chief Human Resources Officer Age 59	Mr. Griffiths has served as Executive Vice President and Chief Human Resources Officer since May 2002. Prior to joining AMS, he had a 37-year career in human resources management at British Telecommunications plc (“BT”), most recently serving as Senior Vice President for Human Resources and Security at BT Ignite from 2000 to 2002. From 1998 to 2000, Mr. Griffiths was Vice President of Human Resources for BT Asia Pacific, based in Singapore.

Walter A. Howell Executive Vice President, Commercial Sector Age 53	Mr. Howell joined AMS as Executive Vice President, Financial Services Group in July 2002. In 2003, he was appointed head of AMS’s commercial sector. Prior to joining AMS, Mr. Howell held various positions at IBM Global Services (“IBM”) since 1993. From January 2001 to July 2002, he served as Managing Director of IBM, responsible for the company’s relationship with Morgan Stanley. From June 1993 to December 2001, Mr. Howell served as Vice President, IBM Global Services. Mr. Howell serves as a director of the Greater Washington Board of Trade.

Donna S. Morea Executive Vice President, Public Sector Age 49	Ms. Morea has been an Executive Vice President of AMS since May 2000. In March 2002, she was appointed to head the Corporation’s public sector practice, which brings together into one organization the Corporation’s resources for federal agencies and state and local governments. She served as the General Manager of the Corporation’s State and Local Solutions Group from 2000 to 2002. Prior to taking on this role, Ms. Morea established the Human Services Group, which she led for six years. She joined AMS in 1980. Ms. Morea serves on the Board of Directors of the Crossway Community, a nationally recognized social services innovator, and on the Board of Directors and the Executive Committee of the Northern Virginia Technology Council.

James C. Reagan Executive Vice President and Chief Financial Officer Age 45	Mr. Reagan was appointed Executive Vice President and Chief Financial Officer of the Corporation in October 2003. Mr. Reagan served as a Senior Vice President and Controller of AMS from May 2002 to September 2003. Prior to joining AMS in May 2002, he served as Vice President, Operations Finance of Nextel Communications, Inc. from February 1999 to April 2002. From February 1997 to February 1999, Mr. Reagan served as Executive Director, Financial Operations of MCI Worldcom.

Ronald Schillereff Senior Vice President and Director of Investor Relations Age 59	Dr. Schillereff has served as Senior Vice President, Director of Investor Relations of AMS since July 2002. Dr. Schillereff served as an Executive Vice President of AMS from January 2001 to June 2002 and Chief Financial Officer and Treasurer of the Corporation from February 1999 to February 2002. From 1993 to 1998, he was with Electronic Data Systems Corporation (“EDS”) serving as Managing Director of EDS Australia from 1997 to 1998; Managing Director of A.T. Kearney for Southeast Asia, which is wholly-owned management consulting subsidiary of EDS, from 1995 to 1997; and Principal and Practice Leader in Management Consulting Services, the consulting division of EDS, from 1993 to 1995.

Charlene Wheeless Senior Vice President, Corporate Communications Age 39	Ms. Wheeless has served as the Corporation’s Senior Vice President of Corporate Communications since June 2002. She is responsible for all aspects of AMS’s global communications program. Prior to joining AMS, Ms. Wheeless served as Vice President of Corporate and Marketing Communications and Corporate Officer of DynCorp from May 2000 to May 2002, as DynCorp’s Director of Corporate Communications from April 1996 to May 2000 and as its Corporate Communications Manager from June 1991 to July 1995. She also served as the Director of Employee Communications at PRC, Inc. from July 1995 to March 1996.

Section 16(A) Beneficial Ownership Reporting Compliance

      Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) requires that the Corporation’s directors, executive officers, and persons who own more than 10% of a registered class of the equity securities of the Corporation (“reporting persons”) file with the Securities and Exchange Commission (the “Commission”) initial reports of ownership, and reports of changes in ownership of shares of stock, and options to purchase such shares, of the Corporation. Reporting persons are required by Commission rules to furnish the Corporation with copies of all Section 16(a) reports they file.

      Based solely upon a review of Section 16(a) reports furnished to the Corporation for the fiscal year ended December 31, 2003 (the “2003 fiscal year”), and representations by reporting persons that no other reports were required for the 2003 fiscal year, all Section 16(a) reporting requirements were met, except that during 2003 each of the following current or former executive officers filed one Form 4 two days late: John S. Brittain, Jr., David R. Fontaine, Garry Griffiths, Walter A. Howell, Vernon Irvin, Richard C. Lottie, Alfred T. Mockett, Donna S. Morea, James C. Reagan and Paul Turner.

Executive Compensation

(a) Summary Compensation Table

      The following table summarizes the compensation paid or accrued by AMS during the three fiscal years ended December 31, 2003, to the following executive officers of AMS (“named executive officers”).

	Annual Compensation							Long-Term Compensation

								Awards			Payouts

										Shares
										Underlying
								Restricted		Options
								Stock		(No. of	LTIP	All Other
Name and Principal Position	Year	Salary		Bonus		Other		Award(s)		Shares)	Payouts	Compensation

Alfred T. Mockett	2003	$800,000		—		—		$—		300,000	—	$9,325	(1)
Chairman of the Board,	2002	800,000		—		—		330,000	(2)	—	—	9,418	(1)
Chief Executive Officer and Director	2001	66,667	(3)	$1,046,666	(4)	—		2,708,100	(5)	517,000 (6)	—

Donna S. Morea	2003	$475,000		—		—		$—		50,000	—	$8,374	(7)
Executive Vice President	2002	443,750		$450,000	(8)	—		205,600	(9)	75,000	—	8,444	(7)
	2001	400,000		150,000	(10)	—		—		—	—	8,593	(7)

Walter Howell	2003	$380,000		—		—		$—		40,000	—	—
Executive Vice President	2002	175,623	(3)	$50,000		—		72,050	(11)	20,000	—	—

Garry Griffiths	2003	$325,000		—		50,000	(12)	—		40,000	—	—
Executive Vice President and Chief Human Resources Officer	2002	204,682	(3)	$145,000	(13)	—		109,400	(14)	40,000	—	—

David R. Fontaine	2003	$325,000		—		—		—		50,000	—	—
Executive Vice President, General Counsel and Chief Risk Officer	2002	143,511	(3)	$100,000		—		64,000	(15)	40,000	—	—

(1)	This amount represents the portion of the premium paid by AMS for a supplemental insurance policy for the executive.

(2)	This amount represents the dollar value of 25,782 shares of restricted stock granted to the Chairman and Chief Executive Officer in lieu of his 2002 cash bonus. The restricted stock vests ratably over a period of six, twelve and eighteen months from the date of grant. Based on the closing price of Common Stock at December 31, 2003, the value of the restricted stock holdings was $259,195.

(3)	Represents Mr. Mockett’s prorated annualized salary per his appointment as Chairman and Chief Executive Officer in December 2001. For Messrs. Howell, Griffiths, and Fontaine, each of whom joined the Corporation during 2002, the base salary represents their respective prorated annualized salary.

(4)	This amount consists of a $1 million new hire bonus, which was payable over two years, and a pro-rated annual bonus of $46,666 for 2001, which was paid in 2002. With respect to the new hire bonus, an initial payment of $880,000 was paid to Mr. Mockett in December 2001. The remaining $120,000 was paid on December 31, 2002.

(5)	This award represents a new hire grant of 177,000 deferred stock units on December 1, 2001. The deferred stock units vest ratably on each of the first, second, third and fourth anniversary of December 1, 2001; however, Mr. Mockett deferred issuance of all 177,000 shares subject to the units until January 2006. Based on the closing price of Common Stock on December 31, 2003, the value of the deferred stock units was $2,669,160. The deferred stock units will be credited with dividend equivalents if AMS pays dividends on its Common Stock.

(6)	This amount consists of awards of options to purchase Common Stock, which were granted in connection with the terms of the executive’s employment agreement.

(7)	This amount represents the Corporation’s contribution to special individual retirement accounts pursuant to the AMS Simplified Employee Pension/ IRA Plan.

(8)	This amount consists of an annual bonus of $200,000 for 2002 plus a $250,000 executive retention award made pursuant to the executive’s employment agreement.

(9)	This award represents a grant of 10,000 deferred stock units on May 10, 2002. The deferred stock units vest ratably on each of the first, second, third and fourth anniversary of May 10, 2002, however the executive deferred issuance of the shares subject to the units until May 2006. Based on the closing price of Common Stock on December 31, 2003, the value of the deferred stock units was $150,800. The deferred stock units will be credited with dividend equivalents if AMS pays dividends on its Common Stock.

(10)	This amount represents an executive retention award made pursuant to the executive’s employment agreement.

(11)	This amount represents the dollar value of 5,000 deferred stock units that were granted to Mr. Howell on July 15, 2002. The deferred stock units vest ratably on each of the first, second and third anniversary of July 15, 2002; however, the executive deferred issuance of all 5,000 shares subject to the units until January 2006. Based on the closing price of Common Stock on December 31, 2003, the value of the deferred stock units was $75,400. The deferred stock units will be credited with dividend equivalents if AMS pays dividends on its Common Stock.

(12)	On June 14, 2002, the Corporation approved a loan to Mr. Griffiths in the amount of $150,000 to allow Mr. Griffiths to repay his former employer for certain moving expense reimbursements. The Corporation agreed to forgive $50,000 of the total loan amount on each anniversary of the original loan date that Mr. Griffiths remains employed with the Corporation.

(13)	This amount consists of an annual bonus of $100,000 for 2002 plus a new hire bonus of $45,000 paid to the executive in 2002.

(14)	This amount represents the dollar value of 5,000 deferred stock units that were granted to Mr. Griffiths on May 15, 2002. The deferred stock units vest ratably on each of the first, second and third anniversary of May 15, 2002; however, the executive deferred issuance of all 5,000 shares subject to the units until January 2006. Based on the closing price of Common Stock on December 31, 2003, the value of the deferred stock units was $75,400. The deferred stock units will be credited with dividend equivalents if AMS pays dividends on its Common Stock.

(15)	This amount represents the dollar value of 5,000 deferred stock units that were granted to Mr. Fontaine on July 25, 2002. The deferred stock units vest ratably on each of the first, second and third anniversary of July 25, 2002. As of December 31, 2003, Mr. Fontaine owned 3,332 deferred stock units. Based on the closing price of Common Stock on December 31, 2003, the deferred stock units were worth $50,247. The deferred stock units will be credited with dividend equivalents if AMS pays dividends on its Common Stock.

(b) Option Grants in Fiscal 2003

      Shown below is information concerning stock option grants to AMS’s named executive officers who were granted options for Common Stock during AMS’s 2003 fiscal year.

	Individual Grants					Potential Realizable Value
						at Assumed Annual Rates of
	Number of		% of Total			Stock Price Appreciation for
	Shares		Options			Option Term Compounded
	Underlying		Granted to	Exercise or		Annually
	Options		Employees in	Base Price	Expiration
Name	Granted		Fiscal 2003	($/Share)(1)	Date	5%	10%

Alfred T. Mockett	300,000	(2)	17.09%	$11.04	03/06/2010	$1,348,317	$3,142,151

Donna S. Morea	40,000	(2)	2.28%	$11.04	03/06/2010	179,776	418,953
	10,000	(3)	0.57%	$13.97	09/19/2010	56,872	132,536

Walter A. Howell	30,000	(2)	1.71%	$11.04	03/06/2010	134,832	314,215
	10,000	(3)	0.57%	$13.97	09/19/2010	56,872	132,536

Garry Griffiths	30,000	(2)	1.71%	$11.04	03/06/2010	134,832	314,215
	10,000	(3)	0.57%	$13.97	09/19/2010	56,872	132,536

David R. Fontaine	40,000	(2)	2.28%	$11.04	03/06/2010	179,776	418,953
	10,000	(3)	0.57%	$13.97	09/19/2010	56,872	132,536

(1)	Each option grant was awarded with an exercise price equal to the closing price of Common Stock on the date of the grant.

(2)	Each option grant was made under the 1996 Stock Option Plan F, as amended, by the appropriate Board committee. The options vest in three equal annual installments beginning on the first anniversary of the grant date.

(3)	Each option grant was made under the 2003 Stock Incentive Plan by the appropriate Board committee. The options vest in three equal annual installments beginning on the first anniversary of the grant date.

(c) Option Exercises in fiscal 2003

      Shown below is information with respect to exercises, by AMS’s named executive officers during AMS’s 2003 fiscal year, of options to purchase shares of Common Stock pursuant to AMS’s stock option plans. Also shown is information with respect to certain unexercised options to purchase shares of Common Stock held by AMS’s named executive officers as of the end of AMS’s 2003 fiscal year.

			Number of Shares
	Number of		Underlying Unexercised		Value of Unexercised In-the-
	Shares		Options at End of Fiscal		Money Options at End of
	Acquired		Year 2003		Fiscal Year 2003(1)
	on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Alfred T. Mockett	—	$0	100,000	717,000	—	$1,212,000

Donna S. Morea	—	$0	40,677	100,823	—	$172,700

Walter A. Howell	—	$0	5,000	55,000	$3,350	$142,350

Garry Griffiths	—	$0	10,000	70,000	—	$132,300

David R. Fontaine	—	$0	10,000	80,000	$22,800	$241,100

(1)	Based on the market value of Common Stock on December 31, 2003, the last trading day of 2003 (as measured by the closing price of $15.08 on The Nasdaq Stock Market), minus the option’s exercise price.

(c) Long-Term Incentive Plan Awards in Last Fiscal Year

      No long-term incentive plan awards were made to AMS’s named executive officers during AMS’s 2003 fiscal year.

(d) Employment, Change in Control and Separation Agreements with Named Executive Officers

      The Corporation has employment agreements with Alfred T. Mockett, Donna S. Morea, Walter A. Howell, Garry Griffiths and David R. Fontaine.

      The initial term of the Corporation’s employment agreement with Mr. Mockett began on December 1, 2001, and will end on December 1, 2004. As notice of termination of this agreement has not been provided by the Corporation, at the end of this term the agreement will renew automatically for an additional one-year term.

      Mr. Mockett’s annual base salary for 2003 was $800,000. This annual base salary will remain the same for 2004. During the term of the agreement including any renewals thereof, Mr. Mockett’s annual base salary may not be reduced without his consent. In addition to his base salary, the employment agreement provides Mr. Mockett with eligibility for performance-based annual incentive bonuses for 2002 and later years with a target percentage set at 70% of his base salary. For 2003, Mr. Mockett received no performance bonus. In addition, Mr. Mockett is eligible to participate in a long-term incentive compensation plan having an annual potential value of approximately 150% of his combined annual base salary plus target annual bonus. Under his employment agreement, Mr. Mockett was granted a stock option for 100,000 shares of AMS Common Stock, plus a $1 million cash signing bonus payable in part in 2001 and in part in 2002. The stock option is fully vested and has an exercise price per share of $15.30. The employment agreement also provided for a new hire grant of 177,000 deferred stock units to compensate Mr. Mockett for the loss of retirement benefits and restricted stock due to his termination of employment with his previous employer. Finally, the agreement provides for a hiring stock option grant for 417,000 shares. Any unvested options will vest automatically if the Corporation fails to extend Mr. Mockett’s employment agreement at the end of any term.

      The Corporation may terminate Mr. Mockett’s employment if, after notice and a hearing by the Board, the Board determines that he has engaged in conduct justifying termination for “cause” (as defined in the employment agreement). If the Corporation terminates Mr. Mockett’s employment without cause, AMS must provide certain severance benefits, including a cash severance benefit equal to 200% of his then-current base salary plus his average annual bonus or target annual bonus, whichever is greater. Any constructive termination of employment by AMS (as defined in the employment agreement) is treated as a termination without cause.

      In the event of a change in control of AMS, Mr. Mockett is entitled to full vesting of any options, restricted stock and or deferred stock units and, if his termination (without cause or constructive) occurs within two years of the change in control, a severance benefit equal to 300% of his annual cash compensation (then-current annual base salary plus average annual bonus or target bonus, whichever is greater).

      Mr. Mockett’s employment agreement also contains post-employment restrictions including a provision for confidentiality and a 12-month non-solicitation obligation with respect to the Corporation’s employees, clients and business.

      The Corporation’s employment agreements with Messrs. Griffiths, Fontaine and Howell and Ms. Morea are substantially similar to each other, with material differences noted herein. All four are employed as Executive Vice Presidents. The respective effective dates of the agreements are as follows: Mr. Griffiths (May 15, 2002); Ms. Morea (July 1, 2002); Mr. Howell (July 15, 2002); and Mr. Fontaine (July 25, 2002). All four agreements have an initial term of two years from their respective effective date. At the end of each term, the agreements will renew automatically for an additional one-year term unless AMS provides written notification of termination of the agreement at least ninety (90) days prior to the end of the then-current term. Under the terms of the agreements, Messrs. Griffiths and Fontaine each have an annual base salary of $325,000. Pursuant to the terms of Ms. Morea’s employment agreement, her annual base salary is $475,000. Pursuant to the terms of Mr. Howell’s employment agreement, his annual base salary is $380,000, however, effective February 27, 2004, Mr. Howell’s salary was increased to $400,000. These base salaries will be reviewed annually by the Compensation Committee; provided, however, that these salaries may not be decreased except as part of a general employment program of salary adjustment by AMS applicable to all similarly-situated employees.

      All four agreements provide eligibility for annual performance-based bonuses with a target percentage set at 60% of annual base salary. Mr. Fontaine’s agreement provided for a hiring grant of 5,000 deferred stock units and non-qualified stock options for 40,000 shares. Mr. Griffiths’ agreement provided for a hiring grant of 5,000 deferred stock units, non-qualified stock options for 40,000 shares and a sign-on bonus of $45,000. Mr. Howell’s agreement provided for a hiring grant of 5,000 deferred stock units and qualified stock options for 20,000 shares. Ms. Morea’s agreement provided for an additional special retiree health benefit and a disability benefit that is supplemental to the disability benefits provided under the Corporation’s existing group long-term disability policy. Each employment agreement also contains provisions for confidentiality and non-solicitation of AMS employees and AMS clients or business.

      Under these employment agreements, the employees may voluntarily terminate their employment with the Corporation upon thirty (30) days’ written notice. If AMS terminates employment without cause (including constructive termination, as defined in the agreements), the employee is entitled to a severance benefit equal to 100% of then-current annual base salary, full vesting of any unexercised stock options, and payment of any premiums for continuation of health and dental insurance. If the employee is terminated within 12 months of a change in control (as defined in the agreements), he or she would be entitled to a severance benefit equal to 200% of the sum of the employee’s then-current base salary and target annual bonus.

      Notwithstanding anything to the contrary set forth in any of AMS’s previous filings under the Securities Act of 1933, as amended, or the Exchange Act that might incorporate future filings, including this Information Statement, in whole or in part, the following Compensation Committee Report of Executive Compensation and Stockholder Return Performance Graph shall not be incorporated by reference into any such filings.

Compensation Committee Report of Executive Compensation

Composition and Responsibilities of Compensation Committee

      The Compensation Committee of the Board of Directors is responsible for developing and making recommendations to the Board with respect to the Corporation’s executive compensation policies generally. It is composed entirely of outside directors who have never served as officers of AMS or its affiliates (the “Outside Directors”). The Compensation Committee approves the compensation plans for the Corporation’s executive officers, including the Chief Executive Officer, and on an annual basis determines the compensation to be paid to the executive officers. Specifically, the Compensation Committee is responsible for the granting and administration of cash and equity compensation granted to the executive officers. The Compensation Committee has furnished the following report for fiscal 2003:

Compensation Objectives and Philosophy

      The objectives of the Corporation’s executive compensation program are to attract and retain highly skilled executives, ensure that compensation is tied directly to the achievement of the Corporation’s short- and long-term financial and strategic objectives, align the interests of management with those of stockholders, and encourage executives to think and act like owners.

      In determining salary levels and target incentive award opportunities, the Compensation Committee considers competitive data available from a variety of sources, including proxy statements filed by technology and other consulting firms that are direct competitors, as well as industry-specific survey data compiled by third parties. Many of these firms are in the Goldman Sachs Technology Index, the peer index chosen by the Corporation for comparison in the “Stockholder Return Performance Graph” below. The Committee has engaged a recognized executive compensation consulting firm to assist it with evaluating the data relating to executive compensation.

      Base salaries for the Corporation’s executive officers are generally targeted to fall within the median range of competitive practice. When combined with base salaries, incentive plan award opportunities are intended to deliver median total compensation when the Corporation achieves targeted levels of performance. Actual compensation awarded may vary depending on performance versus goals.

Executive Officer Compensation

      General. The Corporation’s executive compensation program consists of three main components: (i) annual base salary, (ii) the potential for an annual cash bonus based on the Corporation’s annual pre-tax income, corporate, business unit, and individual performance, or some combination of these factors, and (iii) the opportunity to earn equity awards, which are intended to encourage the achievement of superior results over time and to align executive officer and stockholder interests.

      The executive officers, including the Chief Executive Officer, are eligible for the same benefits, including group health and life insurance and participation in the Simplified Employee Pension/ IRA Plan, as are available generally to the Corporation’s professional staff. Except for any additional benefits set forth in their employment agreements, the Corporation does not provide material perquisites to any of its executive officers.

      Annual Base Salary. The Compensation Committee determines the annual base salary of each of the Corporation’s executive officers, including the Chief Executive Officer. As mentioned above, the Compensation Committee generally targets median competitive rates for salaries in the aggregate, although individual salaries may vary based on the executive officer’s individual achievements, duties and responsibilities within the Corporation and his or her business unit, and the executive officer’s impact on the operations and profitability of the Corporation. During 2003, no executive officer received a merit increase in base salary due to weaker than expected corporate performance. However, during 2003, James Reagan received an increase in base salary commensurate with his promotion to Executive Vice President and Chief Financial Officer and Jennifer Felix received an increase in base salary commensurate with her promotion to Vice President and Controller to reflect the significant increase in their responsibilities.

      Incentive Compensation Plans. In 2001, the Corporation adopted and the stockholders approved, the American Management Systems, Incorporated 2001 Executive Incentive Compensation Plan (the “2001 IC Plan”). The 2001 IC Plan was designed to provide compensation that falls within the statutory exemption in Section 162(m) of the Internal Revenue Code of 1986, as amended, for performance-based compensation. Bonuses for 2003 under the 2001 IC Plan were based on corporate performance, as measured by adjusted pre-tax income for the fiscal year 2003. Based on this performance measure, no bonuses were awarded to executive officers for 2003.

      Long-term Incentives. In 2003, the stockholders approved the American Management Systems, Incorporated Stock Incentive Plan, which is intended to foster a better balance between the pursuit of short- and long-term operating objectives and ensure that short-term stock market volatility does not impair the ability of the overall program to support the Corporation’s strategic and human resource objectives. Stock options and other forms of equity (e.g., restricted stock) were awarded to executives based on the Compensation Committee’s assessment of a variety of factors, including each executive’s most recent performance, expected future contributions, value to the Corporation and difficulty of replacement, and readiness for promotion to a higher level or assumption of greater responsibilities.

Policy on Deductibility of Compensation

      Under Section 162(m), the Corporation’s tax deduction for compensation paid to persons who, as of the end of the year, are employed as the Chief Executive Officer or as one of the other four most highly compensated executive officers is limited to $1 million per year, subject to certain exceptions. One exception is for compensation paid under performance-based compensation arrangements that satisfy certain regulatory requirements, including approval by stockholders and administration by a committee of outside directors. While the Compensation Committee makes every reasonable effort to minimize the adverse effects of Section 162(m) on the after-tax income of AMS, the Committee may authorize grants and payments that are subject to the deduction limitation when the Committee determines that such actions are consistent with the Compensation Committee’s and the Corporation’s goals.

Chief Executive Officer Compensation

      The Chief Executive Officer’s annual base salary is established by the Compensation Committee using the same criteria as discussed above for the other executive officers, except that under the terms of his employment agreement, Mr. Mockett’s base salary may not be reduced during the term of the agreement without his consent. Mr. Mockett received a base salary of $800,000 for 2003. Mr. Mockett will not receive a salary increase for 2004. Mr. Mockett did not receive a performance bonus for 2003.

Daniel J. Altobello (Chairman)
Frederic V. Malek
James J. Forese
Dorothy Leonard

STOCKHOLDER RETURN PERFORMANCE GRAPH

      The following graph and table provide a comparison of the cumulative total return on the Common Stock of the Corporation for the five-year period beginning December 31, 1998, with returns on the Standard & Poor’s 500 Composite Index, and the Services Sector Index of the Goldman Sachs Technology Index (the “Goldman Sachs Technology Services Index”). The graph and table assume that the value of the investment in the Common Stock of the Corporation and each of the aforementioned indices on December 31, 1998, was $100 and that all cash dividends were reinvested, although the Corporation has never paid cash dividends on the Common Stock. The historical stock price performance of the Common Stock of the Corporation shown below is not necessarily indicative of future stock price performance.

	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03

AMSY Common Stock	$100	$78	$50	$45	$30	$38

S&P 500 Composite Index	$100	$121	$110	$97	$77	$97

Goldman Sachs Technology Services Index	$100	$126	$113	$120	$76	$95

COMPENSATION COMMITTEE INTERLOCKS AND

INSIDER PARTICIPATION

      Daniel J. Altobello, James J. Forese, Frederic V. Malek and Dorothy Leonard served as members of the Compensation Committee during fiscal year 2003 and continue to serve as members. Mr. Altobello is Chairman of the Compensation Committee.

      During 2003, there were no Compensation Committee interlocks, and there was no insider participation in the executive compensation decisions of the Corporation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Effective June 14, 2002, the Corporation entered into an agreement with Garry Griffiths, an Executive Vice President and the Chief Human Resources Officer of AMS, pursuant to which the Corporation lent Mr. Griffiths $150,000, to allow Mr. Griffiths to repay his former employer for certain moving expense reimbursements. The loan has a maturity date of three years from the effective date. On each anniversary of the effective date that Mr. Griffiths remains employed by the Corporation, the Corporation will reduce the amount of principal owing on the loan by $50,000. Interest does not accrue on the unpaid principal until the maturity date, after which interest shall accrue and be payable on the unpaid principal balance at a rate of one percent (1%) above the annual rate of interest publicly announced by Citibank, N.A. or its successor as the “prime rate,” or, if such a rate ceases to be publicly announced, another substantially similar rate.

INDEX OF EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).

(a)(2)(A)	Letter to Stockholders, dated March 18, 2004, from the Chairman and Chief Executive Officer of AMS (incorporated by reference to Exhibit (a)(1)(k) to the Schedule TO of Purchaser filed with the SEC on March 18, 2004).

(a)(5)(A)	Press Release issued by AMS on March 10, 2004 (incorporated by reference to Exhibit 99.1 to the Form 8-K of AMS filed with the SEC on March 16, 2004).

(e)(1)	Agreement and Plan of Merger, dated as of March 10, 2004, by and among Parent, Purchaser and AMS (incorporated by reference to Exhibit 2.1 to the Form 8-K of AMS filed with the SEC on March 16, 2004).

(e)(2)	Asset Purchase Agreement, dated as of March 10, 2004, by and among CACI International, Federal, Acquisition Sub, AMS, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Form 8-K of AMS filed with the SEC on March 16, 2004).

(e)(3)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among Parent, the Purchaser and Alfred T. Mockett (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).

(e)(4)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among Parent, the Purchaser and David R. Fontaine (incorporated by reference to Exhibit (d)(4) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).

(e)(5)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among Parent, the Purchaser and Daniel J. Altobello (incorporated by reference to Exhibit (d)(3) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).

(e)(6)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among Parent, the Purchaser and David Sharman (incorporated by reference to Exhibit (d)(5) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).

(e)(7)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among Parent, the Purchaser and James C. Reagan (incorporated by reference to Exhibit (d)(9) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).

(e)(8)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among Parent, the Purchaser and James J. Forese (incorporated by reference to Exhibit (d)(10) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).

(e)(9)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among Parent, the Purchaser and Robert M. Howe (incorporated by reference to Exhibit (d)(12) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).

(e)(10)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among Parent, the Purchaser and Frank Keating (incorporated by reference to Exhibit (d)(7) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).

Exhibit No.	Description
(e)(11)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among Parent, the Purchaser and Dorothy Leonard (incorporated by reference to Exhibit (d)(6) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).

(e)(12)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among Parent, the Purchaser and Frederick V. Malek (incorporated by reference to Exhibit (d)(8) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).

(e)(13)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among Parent, the Purchaser and Joseph M. Velli (incorporated by reference to Exhibit (d)(11) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).

(e)(14)	Non-Disclosure Agreement, dated October 3, 2003, by and between AMS and Parent (incorporated by reference to Exhibit (d)(14) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).

(e)(15)	Non-Disclosure Agreement, dated January 7, 2004, by and between AMS and CACI International (incorporated by reference to Exhibit (d)(15) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).

(e)(16)	First Amendment to the Rights Agreement, dated as of March 10, 2004, by and between AMS and Mellon Investor Services, LLC (incorporated by reference to Exhibit 4.1 to the Form 8-K of AMS filed with the SEC on March 16, 2004).

(e)(17)	Employment Agreement, dated as of December 1, 2001 between AMS and Alfred T. Mockett (incorporated herein by reference to Exhibit 10.19 of AMS’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 filed with the SEC on March 29, 2002).

(e)(18)	Employment Agreement, dated as of July 15, 2002, between AMS and Walter Howell (incorporated herein by reference to Exhibit 10.5 of the AMS’s quarterly report on Form 10-Q for the quarter ended June 30, 2002 filed with the SEC on August 14, 2002).

(e)(19)	Employment Agreement, dated as of May 15, 2002, between the AMS and Garry Griffiths (incorporated herein by reference to Exhibit 10.6 of the AMS’s quarterly report on Form 10-Q for the quarter ended June 30, 2002 filed with the SEC on August 14, 2002).

(e)(20)	Employment Agreement, dated as of July 25, 2002, between AMS and David Fontaine (incorporated herein by reference to Exhibit 10.8 of the AMS’s quarterly report on Form 10-Q for the quarter ended June 30, 2002 filed with the SEC on August 14, 2002).

(e)(21)	Employment Agreement, dated as of July 1, 2002, between AMS and Donna S. Morea (incorporated herein by reference to Exhibit 10.32 of AMS’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 9, 2003).

(e)(22)	Employment Agreement, dated as of July 1, 2002, between AMS and Ronald L. Shillereff.*

(e)(23)	Employment Agreement, dated as of June 3, 2002, between AMS and Charlene A. Wheeless.*

Exhibit No.	Description
(e)(24)	Employment Agreement, dated as of October 1, 2003, between AMS and James Reagan (incorporated herein by reference to Exhibit 10.4 of AMS’s quarterly report on Form 10-Q for the quarter ended September 30, 2003 filed with the SEC on November 14, 2003).

(e)(25)	Form of Change in Control Executive Retention Agreement for Senior Executives (incorporated herein by reference to Exhibit 10.15 of AMS’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000 filed with the SEC on March 30, 2001).

*	filed herewith.